SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: HY11 Part 5 of 5

Part 5 of 5

MCEV Supplement

In this section	Page

Condensed consolidated income statement - MCEV basis	108
Condensed consolidated statement of comprehensive income - MCEV basis	110
Condensed consolidated statement of changes in equity - MCEV basis	110
Condensed consolidated statement of financial position - MCEV basis	111
Reconciliation of shareholders' equity on IFRS and MCEV bases	112
Reconciliation of IFRS total equity to MCEV net worth	112
Group MCEV analysis of earnings	113
E1 - Basis of preparation	114
E2 - Geographical analysis of life MCEV operating earnings	118
E3 - Geographical analysis of fund management operating earnings	126
E4 - Analysis of other operations and regional costs	126
E5 - Exceptional items	126
E6 - Segmentation of condensed consolidated statement of financial position	127
E7 - Analysis of life and pension earnings	128
E8 - Life MCEV operating earnings	130
E9 - Free surplus emergence	131
E10 - Maturity profile of business	132
E11 - Segmental analysis of life and related business embedded value	133
E12 - Risk allowance within present value of in-force (VIF)	134
E13 - Implied discount rates (IDR)	135
E14 - Summary of non-controlling interest in life and related businesses' MCEV results	136
E15 - Principal assumptions	136
E16 - Sensitivity analysis	142
Statement of directors' responsibilities in respect of the Market Consistent Embedded Value (MCEV) basis Independent review report for the six months to 30 June 2011	146

MCEV financial statements

Condensed consolidated income statement - MCEV basis

For the six month period ended 30 June 2011

6 months 2011 €m		6 months 2011 £m			Restated 6 months 2010 £m			Full year 2010 £m
Total		Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
	Operating profit before tax attributable to shareholders' profits
599	United Kingdom	521	-	521	559	-	559	1,085	-	1,085
1,052	Europe	645	270	915	893	157	1,050	2,013	83	2,096
156	North America	136	-	136	271	-	271	289	-	289
55	Asia Pacific	48	-	48	38	-	38	109	-	109
1,862	Long-term business	1,350	270	1,620	1,761	157	1,918	3,496	83	3,579
524	General insurance and health	455	1	456	444	81	525	904	146	1,050
21	Fund management1	9	9	18	-	13	13	31	94	125
(84)	Other operations and regional costs2	(80)	7	(73)	(61)	28	(33)	(171)	(24)	(195)
2,323	Regional Operating Profit	1,734	287	2,021	2,144	279	2,423	4,260	299	4,559
(76)	Corporate centre	(66)	-	(66)	(54)	-	(54)	(143)	-	(143)
(373)	Group debt costs and other interest	(321)	(4)	(325)	(327)	(11)	(338)	(644)	(12)	(656)
1,874	Operating profit before tax attributable to shareholders' profits (excluding Delta Lloyd as an associate)	1,347	283	1,630	1,763	268	2,031	3,473	287	3,760
40	Share of operating profit (before tax) of Delta Lloyd as an associate	35	-	35	-	-	-	-	-	-
1,914	Operating profit before tax attributable to shareholders' profits	1,382	283	1,665	1,763	268	2,031	3,473	287	3,760
	Adjusted for the following:
(200)	Economic variances on long-term business	142	(316)	(174)	9	(577)	(568)	(32)	(71)	(103)
(161)	Short-term fluctuation in return on investments on non-long-term business	(80)	(60)	(140)	26	(20)	6	(199)	(44)	(243)
(9)	Economic assumption changes on general insurance and health business	(8)	-	(8)	(64)	-	(64)	(61)	-	(61)
(23)	Impairment of goodwill	(20)	-	(20)	(2)	-	(2)	(23)	(1)	(24)
(54)	Amortisation and impairment of intangibles	(42)	(5)	(47)	(44)	(7)	(51)	(173)	(14)	(187)
170	Profit on the disposal of subsidiaries and associates	(11)	159	148	28	-	28	163	(4)	159
(69)	Integration and restructuring costs	(60)	-	(60)	(72)	-	(72)	(294)	(18)	(312)
-	Exceptional items	-	-	-	(10)	(50)	(60)	(303)	(125)	(428)
(346)	Non-operating items before tax (excluding Delta Lloyd as an associate)	(79)	(222)	(301)	(129)	(654)	(783)	(922)	(277)	(1,199)
(9)	Share of Delta Lloyd's non- operating items (before tax) as an associate	(8)	-	(8)	-	-	-	-	-	-
(355)	Non-operating items before tax	(87)	(222)	(309)	(129)	(654)	(783)	(922)	(277)	(1,199)
(8)	Share of Delta Lloyd's tax expense, as an associate	(7)	-	(7)	-	-	-	-	-	-
1,551	Profit / (loss) before tax attributable to shareholders' profits	1,288	61	1,349	1,634	(386)	1,248	2,551	10	2,561
(624)	Tax on operating profit	(469)	(74)	(543)	(546)	(70)	(616)	(1,044)	(79)	(1,123)
42	Tax on other activities	(61)	98	37	5	193	198	226	82	308
(582)		(530)	24	(506)	(541)	123	(418)	(818)	3	(815)
969	Profit / (loss) for the period	758	85	843	1,093	(263)	830	1,733	13	1,746

1. Excludes the proportion of the results of Aviva Investors fund management businesses and other fund management operations within the Group that arises from the provision of fund management services to our life businesses.

These results are included within the life MCEV operating earnings consistent with the MCEV methodology.

2. Excludes the proportion of the results of subsidiaries providing services to the Life business. These results are included within the life MCEV operating earnings consistent with the MCEV methodology.

Page 109

Earnings per share - MCEV basis

6 months 2011	Earnings per share	6 months 2011			Restated 6 months 2010			Full year 2010
Total		Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Operating earnings per share on an MCEV basis after tax, attributable to ordinary shareholders of Aviva plc
35.9p	Basic (pence per share)	27.3p	3.9p	31.2p	37.7p	3.5p	41.2p	74.5p	2.8p	77.3p
35.2p	Diluted (pence per share)	26.8p	3.8p	30.6p	37.2p	3.4p	40.6p	73.2p	2.8p	76.0p
Earnings after tax on an MCEV basis, attributable to ordinary shareholders of Aviva plc
34.8c	Basic (pence per share)	26.3p	4.0p	30.3p	33.3p	(6.2p)	27.1p	58.2p	1.0p	59.2p
34.3c	Diluted (pence per share)	25.8p	4.0p	29.8p	32.9p	(6.1p)	26.8p	57.2p	1.0p	58.2p

Total Group MCEV operating profit before shareholder tax was £1,665 million (HY10: £2,031 million), a decrease of 18%. Within this total the long-term business operating profit before shareholder tax was £1,620 million (HY10: £1,918 million), a decrease of 16%.

Condensed consolidated statement of comprehensive income - MCEV basis

For the six month period ended 30 June 2011

6 months 2011 €m		6 months 2011 £m	Restated 6 months 2010 £m	Full year 2010 £m
871	Profit for the period from continuing operations	758	1,093	1,733
98	Profit / (loss) for the period from discontinued operations	85	(263)	13
969	Profit for the period	843	830	1,746
	Other comprehensive income from continuing operations
(69)	Fair value losses on AFS securities, owner-occupied properties and hedging instruments	(60)	-	-
25	Actuarial gains /(losses) on pension schemes	22	(255)	1,078
(34)	Actuarial gains on pension schemes transferred to unallocated divisible surplus and other movements	(30)	-	(18)
453	Foreign exchange rate movements	394	(449)	(60)
(13)	Aggregate tax effect - shareholder tax	(11)	37	37
362	Other comprehensive income, net of tax from continuing operations	315	(667)	1,037
151	Other comprehensive income, net of tax from discontinued operations	131	(335)	(198)
513	Other comprehensive income / (expense), net of tax	446	(1,002)	839
1,233	Total comprehensive income for the period from continuing operations	1,073	426	2,770
248	Total comprehensive income for the period from discontinued operations	216	(598)	(185)
1,481	Total comprehensive income / (expense) for the period	1,289	(172)	2,585

	Attributable to:
1,309	Equity shareholders of Aviva plc	1,139	95	2,714
172	Non-controlling interests	150	(267)	(129)
1,481		1,289	(172)	2,585

Condensed consolidated statement of changes in equity - MCEV basis

For the six month period ended 30 June 2011

6 months 2011 €m		6 months 2011 £m	Restated 6 months 2010 £m	Full year 2010 £m
22,736	Balance at 1 January	20,462	18,561	18,561
1,431	Total comprehensive (expense)/income for the year	1,289	(172)	2,585
(511)	Dividends and appropriations	(460)	(424)	(757)
-	Issues of share capital	-	-	-
204	Shares issued in lieu of dividends	184	151	209
28	Capital contributions from minority shareholders	25	1	42
(351)	Movements in ordinary shareholder equity following deconsolidation of Delta Lloyd	(316)	-	-
(1,649)	Movements in non controlling interests following deconsolidation of Delta Lloyd	(1,484)	-	-
(84)	Minority share of dividends declared in the year	(76)	(81)	(187)
-	Non-controlling interest in (disposed)/acquired subsidiaries	-	-	3
(12)	Changes in non-controlling interest in existing subsidiaries	(11)	(43)	(38)
-	Shares acquired by employee trusts	-	-	(14)
20	Reserves credit for equity compensation plans	18	36	41
-	Share issued under equity compensation plans	-	-	-
-	Aggregate tax effect - shareholder tax	-	-	17
21,812	Total equity	19,631	18,029	20,462
(2,868)	Non-controlling interests	(2,580)	(3,899)	(3,977)
18,944	Balance at 30 June/31 December	17,051	14,130	16,485

Condensed consolidated statement of financial position - MCEV basis

As at 30 June 2011

30 June 2011 €m		30 June 2011 £m	Restated 30 June 2010 £m	31 December 2010 £m
	Assets
3,137	Goodwill	2,823	3,377	3,391
2,662	Acquired value of in-force business and intangible assets	2,396	2,642	2,806
4,918	Additional value of in-force long-term business1	4,426	2,251	2,737
2,393	Interests in, and loans to, joint ventures	2,154	1,871	1,994
1,586	Interests in, and loans to, associates	1,427	1,268	643
519	Property and equipment	467	686	750
12,484	Investment property	11,236	12,536	13,064
27,587	Loans	24,828	41,394	43,074
253,341	Financial investments	228,006	236,582	253,288
7,300	Reinsurance assets	6,570	7,271	7,084
151	Deferred tax assets	136	288	288
124	Current tax assets	112	269	198
10,300	Receivables	9,271	9,041	8,295
6,618	Deferred acquisition costs and other assets	5,956	5,365	6,072
3,767	Prepayments and accrued income	3,390	3,576	3,691
25,673	Cash and cash equivalents	23,106	28,446	25,455
809	Assets of operations classified as held for sale	728	6	14
363,369	Total assets	327,032	356,869	372,844
	Equity
796	Ordinary share capital	716	701	705
4,949	Capital reserves	4,455	4,469	4,465
1,815	Other reserves	1,634	1,951	2,069
(36)	Shares held by employee trusts	(32)	(68)	(32)
5,892	Retained earnings	5,303	3,971	5,411
4,206	Additional retained earnings on an MCEV basis1	3,785	1,916	2,677
17,622	Equity attributable to ordinary shareholders of Aviva plc	15,861	12,940	15,295
1,322	Preference share capital and direct capital instruments	1,190	1,190	1,190
2,868	Non-controlling interests1	2,580	3,899	3,977
21,812	Total equity	19,631	18,029	20,462
	Liabilities
166,128	Gross insurance liabilities	149,515	171,182	177,700
132,538	Gross liabilities for investment contracts	119,284	107,203	117,787
3,637	Unallocated divisible surplus	3,273	4,225	3,428
9,706	Net asset value attributable to unitholders	8,735	9,842	9,032
1,226	Provisions	1,103	4,003	2,943
1,296	Deferred tax liabilities	1,166	1,246	1,758
277	Current tax liabilities	249	455	314
9,869	Borrowings	8,882	14,127	14,949
13,366	Payables and other financial liabilities	12,029	22,800	20,292
3,133	Other liabilities	2,822	3,757	4,179
381	Liabilities of operations classified as held for sale	343	-	-
341,557	Total liabilities	307,401	338,840	352,382
363,369	Total equity and liabilities	327,032	356,869	372,844

The summarised consolidated statement of financial position presented above is unaltered from the corresponding IFRS summarised consolidated statement of financial position with the exception of the following:

1. Adding the excess of the Life MCEV, including non controlling interests, over the corresponding Life IFRS net assets represented as the additional value of in-force long-term business; corresponding item within equity represented by the additional retained profit on an MCEV basis; and, corresponding adjustments to non-controlling interests.

Reconciliation of shareholders' equity on IFRS and MCEV bases

For the six month period to 30 June 2011

30 June 2011	IFRS £m	Adjustment £m	MCEV £m
Ordinary share capital	716	-	716
Capital reserves	4,455	-	4,455
Other reserves	1,729	(95)	1,634
Shares held by employee trusts	(32)	-	(32)
Retained earnings	5,303	-	5,303
Additional retained earnings on an MCEV basis	-	3,785	3,785
Equity attributable to ordinary shareholders of Aviva plc	12,171	3,690	15,861
Preference share capital	200	-	200
Direct capital instruments	990	-	990
Non-controlling interests	1,844	736	2,580
Total equity	15,205	4,426	19,631

30 June 2010	IFRS £m	Adjustment £m	Restated MCEV £m
Ordinary share capital	701	-	701
Capital reserves	4,469	-	4,469
Other reserves	1,978	(27)	1,951
Shares held by employee trusts	(68)	-	(68)
Retained earnings	3,971	-	3,971
Additional retained earnings on an MCEV basis	-	1,916	1,916
Equity attributable to ordinary shareholders of Aviva plc	11,051	1,889	12,940
Preference share capital	200	-	200
Direct capital instruments	990	-	990
Non-controlling interests	3,537	362	3,899
Total equity	15,778	2,251	18,029

Reconciliation of IFRS total equity to MCEV net worth

For the six month period to 30 June 2011

	30 June 2011 £m	Restated 30 June 2010 £m	31 December 2010 £m
Net assets on a statutory IFRS net basis	15,205	15,778	17,725
Adjusting for general business and other net assets on a statutory IFRS net basis	350	1,952	1,331
Life and related businesses net assets on a statutory IFRS net basis	15,555	17,730	19,056
Goodwill and other intangibles	(2,378)	(2,593)	(2,356)
Acquired value of in-force business	(1,285)	(1,298)	(1,447)
Adjustment for share of joint ventures and associates	(5)	(370)	(120)
Adjustment for assets to regulatory value net of tax	(1,005)	(730)	(890)
Adjustment for DAC and DIR net of tax	(2,899)	(2,531)	(2,839)
Adjustment for differences in technical provisions	2,843	1,049	1,303
Other accounting and tax differences	(616)	316	(467)
MCEV net worth	10,210	11,573	12,240
MCEV value of in-force1	7,197	6,122	7,024
MCEV2	17,407	17,695	19,264

1. Comprises PVFP of £9,878 million (30 June 2010: £9,008 million; 31 December 2010: £10,180 million), FC of £(758) million (30 June 2010: (866) million; 31 December 2010: £(882) million), CNHR of £(942) million (30 June 2010: (£765) million; 31 December 2010: £(1,070) million), and TVOG of £(981) million (30 June 2010: (£1,255) million; 31 December 2010: £(1,204) million).

2. Comprises embedded value of £15,557 million (30 June 2010: £14,529 million; 31 December 2010: £16,131 million) and non-controlling interest in long-term business assets of £1,850 million (30 June 2010: £3,166 million; 31 December 2010: £3,133 million).

Movements in the reconciling items during the period arise mainly from the deconsolidation of Delta Lloyd on 6th May and consequent removal of the Delta Lloyd life business from covered business.
       The adjustment for assets to regulatory value and differences in technical provisions relate mainly to the US, reflecting differences between the IFRS and local solvency reserving basis. The DAC and DIR adjustment relates mainly to the UK and US.

Group MCEV analysis of earnings

30 June 2011	Covered business1 £m A	Non-covered but related to life business2 £m B	Total life business3 £m A+B	Non-covered relating to non-life £m C	Total non-covered business £m B+C	Total £m A+B+C
Opening Group MCEV	16,131	2,339	18,470	(1,985)	354	16,485
Operating MCEV earnings	956	-	956	(67)	(67)	889
Non-operating MCEV earnings	90	(41)	49	(74)	(115)	(25)
Total MCEV earnings	1,046	(41)	1,005	(141)	(182)	864
Other movements in IFRS net equity	-	23	23	(92)	(69)	(69)
Capital and dividend flows	(417)	-	(417)	(156)	(156)	(573)
Foreign exchange variances	316	23	339	5	28	344
Acquired/divested businesses	(1,519)	34	(1,485)	1,485	1,519	-
Closing Group MCEV	15,557	2,378	17,935	(884)	1,494	17,051
Preference share capital and direct capital instruments						(1,190)
Equity attributable to ordinary shareholders of Aviva plc on an MCEV basis						15,861

1. Covered business represents the business that the MCEV calculations cover, as detailed in the Basis of preparation note. The embedded value is presented net of non-controlling interests and tax.

2. Non-covered but related to life business represents the adjustments to the MCEV and goodwill, to calculate the long-term business net assets on an MCEV basis. An analysis of net assets on an MCEV basis gross of non-controlling interests is provided in E6.

3. Net assets for the total life businesses on an MCEV basis presented net of non-controlling interests.

Restated 30 June 2010	Covered business1 £m A	Non-covered but related to life business2 £m B	Total life business3 £m A+B	Non-covered relating to non-life £m C	Total non-covered business £m B+C	Total £m A+B+C
Opening Group MCEV	15,058	2,055	17,113	(2,831)	(776)	14,282
Operating MCEV earnings	1,132	-	1,132	15	15	1,147
Non-operating MCEV earnings	(246)	(25)	(271)	(117)	(142)	(388)
Total MCEV earnings	886	(25)	861	(102)	(127)	759
Other movements in IFRS net equity	-	45	45	(316)	(271)	(271)
Capital and dividend flows	(892)	-	(892)	646	646	(246)
Foreign exchange variances	(509)	(1)	(510)	116	115	(394)
Acquired/divested businesses	(14)	31	17	(17)	14	-
Closing Group MCEV	14,529	2,105	16,634	(2,504)	(399)	14,130
Preference share capital and direct capital instruments						(1,190)
Equity attributable to ordinary shareholders of Aviva plc on an MCEV basis						12,940

1. Covered business represents the business that the MCEV calculations cover, as detailed in the Basis of preparation note. The embedded value is presented net of non-controlling interests and tax.

2. Non-covered but related to life business represents the adjustments to the MCEV, including goodwill, to calculate the long-term business net assets on an MCEV basis. An analysis of net assets on an MCEV basis gross of non-controlling interests is provided in E6.

3. Net assets for the total life businesses on an MCEV basis presented net of non-controlling interests.

31 December 2010	Covered business1 £m A	Non-covered but related to life business2 £m B	Total life business3 £m A+B	Non-covered relating to non-life £m C	Total non-covered business £m B+C	Total £m A+B+C
Opening Group MCEV	15,058	2,055	17,113	(2,831)	(776)	14,282
Operating MCEV earnings	2,199	-	2,199	12	12	2,211
Non-operating MCEV earnings	(361)	(63)	(424)	(79)	(142)	(503)
Total MCEV earnings	1,838	(63)	1,775	(67)	(130)	1,708
Other movements in IFRS net equity	-	525	525	536	1,061	1,061
Capital and dividend flows	(1,020)	-	(1,020)	509	509	(511)
Foreign exchange variances	(170)	2	(168)	113	115	(55)
Acquired/divested businesses	425	(180)	245	(245)	(425)	-
Closing Group MCEV	16,131	2,339	18,470	(1,985)	354	16,485
Preference share capital and direct capital instruments						(1,190)
Equity attributable to ordinary shareholders of Aviva plc on an MCEV basis						15,295

1. Covered business represents the business that the MCEV calculations cover, as detailed in the Basis of preparation note. The embedded value is presented net of non-controlling interests and tax.

2. Non-covered but related to life business represents the adjustments to the MCEV, including goodwill, to calculate the long-term business net assets on an MCEV basis. An analysis of net assets on an MCEV basis gross of non-controlling interests is provided in E6.

3. Net assets for the total life businesses on an MCEV basis presented net of non-controlling interests.

E1 - Basis of preparation

The condensed consolidated income statement and condensed consolidated statement of financial position on pages 108 to 111 present the Group's results and financial position for the covered life and related businesses on the Market Consistent Embedded Value (MCEV) basis and for its non-covered businesses on the International Financial Reporting Standards (IFRS) basis. The MCEV methodology adopted is in accordance with the MCEV Principles published by the CFO Forum in October 2009.
      The directors consider that the MCEV methodology gives useful insight into the drivers of financial performance of the Group's life and related businesses. This basis values future cash flows from assets consistently with market prices, including more explicit allowance for the impact of uncertainty in future investment returns and other risks. Embedded value is also consistent with the way pricing is assessed and the business is managed.
      The results for our half year report have been reviewed by our auditors, Ernst & Young. Their report in respect of the half year report can be found on page 147.

Covered business
The MCEV calculations cover the following lines of business: life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of certain life and related business written in our associated undertakings and joint ventures, as well as the equity release business written in the UK.
      Covered business includes the Group's share of our joint ventures including our associated undertakings in India, China, Turkey, Malaysia, Taiwan and South Korea. In addition, the results of group companies providing significant administration, fund management and other services and of Group holding companies have been included to the extent that they relate to covered business. Together these businesses are referred to as "Life and related businesses".
      Aviva's associate holding of Delta Lloyd is not included within covered business as MCEV is not used to manage Delta Lloyd. For 'Group' MCEV reporting, which includes general insurance and other non-covered business, Delta Lloyd is included on an IFRS basis.

New business premiums
New business premiums include:
■ premiums arising from the sale of new contracts during the period;
■ non-contractual additional premiums; and
■ expected renewals on new contracts and expected future contractual alterations to new contracts.

The Group's definition of new business under MCEV includes contracts that meet the definition of "non-participating investment" contracts under IFRS.
      For products sold to individuals, premiums are considered to represent new business where a new contract has been signed, or where underwriting has been performed. Renewal premiums include contractual renewals, non-contractual variations that are reasonably predictable and recurrent single premiums that are pre-defined and reasonably predictable.
      For Group products, new business includes new contracts and increases to aggregate premiums under existing contracts. Renewal premiums are based on the level of premium received during the reporting period and allow for premiums expected to be received beyond the expiry of any guaranteed premium rates.

Life and pensions operating earnings
For life and pensions operating earnings, Aviva uses normalised investment returns. The use of asset risk premia reflects management's long-term expectations of asset returns in excess of the swap yield from investing in different asset classes.
      The normalised investment return on equities and property has been calculated by reference to the 10 year swap rate in the relevant currency plus an appropriate risk premium. The expected return on bonds has been calculated by reference to the swap rate consistent with the duration of the backing assets in the relevant currency plus an appropriate risk margin (equivalent to the gross redemption yield less an allowance for defaults).
      The expected existing business contribution (in excess of reference rate) is calculated using the implied discount rates (IDR), which itself is based on the normalised investment returns. The methodology applies the IDR to the Value of In Force (VIF) and Required Capital (RC) components of the MCEV and adds to this the total expected return for Free Surplus (FS) to derive the total expected return, in a manner consistent with that previously used under European Embedded Value reporting. This total is presented as the expected existing business contribution (reference rate), expected existing business contribution (in excess of reference rate) and expected return on shareholders' net worth (grossed up for tax for pre tax presentation), with only the excess contribution being impacted by the change. The change to expected returns has no impact on total return or on the closing balance sheet.

E1 - Basis of preparation continued

MCEV methodology

Overview
Under the MCEV methodology, profit is recognised as it is earned over the life of products defined within covered business. The total profit recognised over the lifetime of a policy is the same as under the IFRS basis of reporting, but the timing of recognition is different.

Calculation of the embedded value
The shareholders' interest in the life and related businesses is represented by the embedded value. The embedded value is the total of the net worth of the life and related businesses and the value of in-force covered business. Calculations are performed separately for each business and are based on the cash flows of that business, after allowing for both external and intra-Group reinsurance. Where one life business has an interest in another, the net worth of that business excludes the interest in the dependent company.
      The embedded value is calculated on an after-tax basis applying current legislation and practice together with future known changes. Where gross results are presented, these have been calculated by grossing up post-tax results at the full rate of corporation tax for each country based on opening period tax rates, apart from the UK, where a 26% tax rate was used for 2011 for grossing up.

Net worth
The net worth is the market value of the shareholders' funds and the shareholders' interest in the surplus held in the non-profit component of the long-term business funds, determined on a statutory solvency basis and adjusted to add back any non-admissible assets, and consists of the required capital and free surplus.
      Required capital is the market value of assets attributed to the covered business over and above that required to back liabilities for covered business, for which distribution to shareholders is restricted. Required capital is reported net of implicit items permitted on a local regulatory basis to cover minimum solvency margins which are assessed at a local entity level. The level of required capital for each business unit is generally set equal to the higher of:
■ The level of capital at which the local regulator is empowered to take action;
■ The capital requirement of the business unit under the group's economic capital requirements; and
■ The target capital level of the business unit.

For Aviva US, the required capital is set at 325% of the NAIC Company Action Level in line with management targets and target credit ratings.
      This methodology reflects the level of capital considered by the directors to be appropriate to manage the business, and includes any additional shareholder funds not available for distribution, such as the reattributed inherited estate in the UK. The same definition of required capital is used for both existing and new business.
      The free surplus is the market value of any assets allocated to, but not required to support, the in-force covered business at the valuation date. The level of required capital across the business units expressed as a percentage of the EU minimum solvency margin (or equivalent) can be found in E15.

Value of in-force covered business (VIF)
The value of in-force covered business consists of the following components:
■ present value of future profits;
■ time value of financial options and guarantees;
■ frictional costs of required capital; and
■ cost of residual non-hedgeable risks.

Present value of future profits (PVFP)
This is the present value of the distributable profits to shareholders arising from the in-force covered business projected on a best estimate basis.
      Distributable profits generally arise when they are released following actuarial valuations. These valuations are carried out in accordance with any local statutory requirements designed to ensure and demonstrate solvency in long-term business funds. Future distributable profits will depend on experience in a number of areas such as investment return, discontinuance rates, mortality, administration costs, as well as management and policyholder actions. Releases to shareholders arising in future years from the in-force covered business and associated required capital can be projected using assumptions of future experience.
      Future profits are projected using best estimate non-economic assumptions and market consistent economic assumptions. In principle, each cash flow is discounted at a rate that appropriately reflects the riskiness of that cash flow, so higher risk cash flows are discounted at higher rates. In practice, the PVFP is calculated using the "certainty equivalent" approach, under which the reference rate is used for both the investment return and the discount rate. This approach ensures that asset cash flows are valued consistently with the market prices of assets without options and guarantees. Further information on the risk-free rates is given in note E15.
      The PVFP includes the capitalised value of profits and losses arising from subsidiary companies providing administration, investment management and other services to the extent that they relate to covered business. This is referred to as the "look through" into service company expenses. In addition, expenses arising in holding companies that relate directly to acquiring or maintaining covered business have been allowed for. Where external companies provide services to the life and related businesses, their charges have been allowed for in the underlying projected cost base.

E1 - Basis of preparation continued

US capital solutions

Credit has been taken within the US embedded value, and value of new business, for the anticipated reduction in capital requirements based on management's intention to enact transactions which allow recognition of additional assets that can be held against certain reserves, reducing shareholder capital requirements. Similar transactions have been enacted for business written between 2006 and 2009.

US new business tax
US new business has been valued on a standalone basis with tax applied at the full corporation rate and consequential movements in the value of the Deferred Tax Asset included as a variance within existing business operating return.

Time value of financial options and guarantees (TVOG)
The PVFP calculation is based on a single (base) economic scenario; however, a single scenario cannot appropriately allow for the effect of certain product features. If an option or guarantee affects shareholder cash flows in the base scenario, the impact is included in the PVFP and is referred to as the intrinsic value of the option guarantee; however, future investment returns are uncertain and the actual impact on shareholder profits may be higher or lower. The value of in-force business needs to be adjusted for the impact of the range of potential future outcomes. Stochastic modelling techniques can be used to assess the impact of potential future outcomes, and the difference between the intrinsic value and the total stochastic value is referred to as the time value of the option or guarantee.
      Stochastic modelling typically involves projecting the future cash flows of the business under thousands of economic scenarios that are representative of the possible future outcomes for market variables such as interest rates and equity returns. Under a market consistent approach, the economic scenarios generated reflect the market's tendency towards risk aversion. Allowance is made, where appropriate, for the effect of management and/or policyholder actions in different economic conditions on future assumptions such as asset mix, bonus rates and surrender rates.
      Stochastic models are calibrated to market yield curves and volatility levels at the valuation date. Tests are performed to confirm that the scenarios used produce results that replicate the market price of traded instruments.
      Where evidence exists that persistency rates are linked to economic scenarios, dynamic lapse assumptions are set that vary depending on the individual scenarios. This cost is included in the TVOG. Dynamic lapses are modelled for parts of the UK, US and French businesses. Asymmetries in non-economic assumptions that are linked to economic scenarios, but that have insufficient evidence for credible dynamic assumptions, are allowed for within mean best estimate assumptions.

Frictional costs of required capital
The additional costs to a shareholder of holding the assets backing required capital within an insurance company rather than directly in the market are called frictional costs. They are explicitly deducted from the PVFP. The additional costs allowed for are the taxation costs and any additional investment expenses on the assets backing the required capital. The level of required capital is set out above in the net worth section.
      Frictional costs are calculated by projecting forwards the future levels of required capital. Tax on investment return and investment expenses are payable on the assets backing required capital, up until the point that they are released to shareholders.

Cost of residual non-hedgeable risks (CNHR)
The cost of residual non-hedgeable risks (CNHR) covers risks not already allowed for in the time value of options and guarantees or the PVFP. The allowance includes the impact of both non-hedgeable financial and non-financial risks. The most significant risk not included in the PVFP or TVOG is operational risk.
      Asymmetric risks allowed for in the TVOG or PVFP are described earlier in the basis of preparation. No allowance has been made within the cost of non-hedgeable risk for symmetrical risks as these are diversifiable by investors.

Participating business
Future regular bonuses on participating business are projected in a manner consistent with current bonus rates and expected future market-consistent returns on assets deemed to back the policies.
      For with-profit funds in the UK and Ireland, for the purpose of recognising the value of the estate, it is assumed that terminal bonuses are increased to exhaust all of the assets in the fund over the future lifetime of the in-force with-profit policies. However, under stochastic modelling there may be some extreme economic scenarios when the total assets in the Group's with-profit funds are not sufficient to pay all policyholder claims. The average additional shareholder cost arising from this shortfall has been included in the TVOG.
      For profit sharing business in continental Europe, where policy benefits and shareholder value depend on the timing of realising gains, the apportionment of unrealised gains between policyholders and shareholders reflect contractual requirements as well as existing practice. Under certain economic scenarios where additional shareholder injections are required to meet policyholder payments, the average additional cost has been included in the TVOG.

E1 - Basis of preparation continued

The embedded value of the US spread-based products anticipates the application of management discretion allowed for contractually within the policies, subject to contractual guarantees. This includes the ability to change the crediting rates and indexed strategies available within the policy. Consideration is taken of the economic environment assumed in future projections and returns in excess of the reference rate are not assumed. Anticipated market and policyholder reaction to management action has been considered. The anticipated management action is consistent with current decision rules and has been approved and signed off by management and legal counsel.

Consolidation adjustments
The effect of transactions between group life companies such as loans and reinsurance arrangements have been included in the results split by territory in a consistent manner. No elimination is required on consolidation.
      As the MCEV methodology incorporates the impact of profits and losses arising from subsidiary companies providing administration, investment management and other services to the Group's life companies, the equivalent profits and losses have been removed from the relevant segment (non-insurance or fund management) and are instead included within the results of life and related businesses. In addition, the underlying basis of calculation for these profits has changed from the IFRS basis to the MCEV basis.
      The capitalised value of the future profits and losses from such service companies are included in the embedded value and value of new business calculations for the relevant business, but the net assets (representing historical profits and other amounts) remain under non-insurance or fund management. In order to reconcile the profits arising in the financial period within each segment with the assets on the opening and closing statement of financial positions, a transfer of IFRS profits from life and related business to the appropriate segment is deemed to occur. An equivalent approach has been adopted for expenses within our holding companies. The assessments of goodwill, intangibles and pension schemes relating to life insurance business utilise the IFRS measurement basis.

Exchange rates
The Group's principal overseas operations during the period were located within the Eurozone and the United States.
      The results and cash flows of these operations have been translated at the average rates for that period and the assets and liabilities have been translated at the period end rates. Please refer to note A2 on page 39 of the IFRS financial statements.

Restatement
During 2010, the Group's Dutch subsidiary, Delta Lloyd, reviewed its approach to the scope of business using adjusted swap rates (also known as a 'liquidity premium'). Delta Lloyd's approach was aligned with the Quantitative Impact Study (QIS) 5 methodology set out as part of Solvency II developments. The swap rate adjustment is applied in full to immediate annuity type contracts (as previously). In addition, 75% of the liquidity premium is applied to participating contracts and 50% to all other life covered business.
      Results for HY 2010 have been restated on a consistent basis leading to an increase in the opening 2010 Embedded Value of £57 million, which was restated at FY 2010, and an increase in closing HY 2010 Embedded Value of £19 million, all net of non-controlling interests. The impact on value of new business and expected return are not material. The movement in the restatement (£(38) million) is reported in economic variances.

Impact of Delta Lloyd disposal
On 6 May 2011, the Group sold 25 million shares in Delta Lloyd N.V. ("Delta Lloyd") (the Group's Dutch long-term insurance, general insurance and fund management subsidiary), reducing our holding to approximately 43% of Delta Lloyd's ordinary share capital.
      In line with IFRS, up to the date of partial disposal, Delta Lloyd has been presented as a discontinued operation. Following the partial disposal, when Delta Lloyd became an associate of Aviva, Delta Lloyd has been removed from covered business as it is not managed by either Aviva or Delta Lloyd on an MCEV basis. The impact on closing MCEV is a reduction of £1,519 million.

E2 - Geographical analysis of life MCEV operating earnings

						6 months 2011
	United Kingdom £m	Aviva Europe £m	North America £m	Asia Pacific £m	Continuing operations £m	Discontinued operations £m	Total £m
Value of new business	190	231	(86)	34	369	1	370
Earnings from existing business:
- expected returns at the reference rate	79	138	33	11	261	19	280
- expected returns in excess of the reference rate	190	170	198	4	562	109	671
- expected returns	269	308	231	15	823	128	951
- experience variances	(10)	33	(55)	(7)	(39)	3	(36)
- operating assumption changes	1	(17)	(14)	5	(25)	99	74
Expected return on shareholders' net worth	80	102	40	7	229	41	270
Other operating variances	(9)	(12)	20	(6)	(7)	(2)	(9)
Operating earnings before tax	521	645	136	48	1,350	270	1,620

						6 months 2010
	United Kingdom £m	Aviva Europe £m	North America £m	Asia Pacific £m	Continuing operations £m	Discontinued operations £m	Total £m
Value of new business	176	285	4	18	483	(58)	425
Earnings from existing business:
- expected returns at the reference rate	78	129	34	6	247	26	273
- expected returns in excess of the reference rate	219	175	179	17	590	98	688
- expected returns	297	304	213	23	837	124	961
- experience variances	(8)	62	8	(12)	50	(25)	25
- operating assumption changes	2	(13)	-	(2)	(13)	-	(13)
Expected return on shareholders' net worth	87	79	40	6	212	50	262
Other operating variances	5	176	6	5	192	66	258
Operating earnings before tax	559	893	271	38	1,761	157	1,918

						Full year 2010
	United Kingdom £m	Aviva Europe £m	North America £m	Asia Pacific £m	Continuing operations £m	Discontinued operations £m	Total £m
Value of new business	354	504	(194)	52	716	(92)	624
Earnings from existing business:
- expected returns at the reference rate	169	244	20	20	453	49	502
- expected returns in excess of the reference rate	425	357	401	25	1,208	181	1,389
- expected returns	594	601	421	45	1,661	230	1,891
- experience variances	(20)	147	(7)	(28)	92	(16)	76
- operating assumption changes	(18)	338	(146)	13	187	(320)	(133)
Expected return on shareholders' net worth	179	152	82	12	425	124	549
Other operating variances	(4)	271	133	15	415	157	572
Operating earnings before tax	1,085	2,013	289	109	3,496	83	3,579

United Kingdom
MCEV operating earnings were 7% lower at £521 million (HY10: £559 million) driven by a reduced expected return partially offset by an increased value of new business.

Value of new business grew 8% to £190 million (HY10: £176 million), reflecting higher sales of Group Personal Pensions and Annuities, alongside our continued focus on value maximisation through active management of our new business mix, robust cost control and pricing discipline.

Total expected return decreased to £349 million (HY10: £384 million), as a result of lower implied discount rate, albeit on higher embedded value.

Experience variances of £10 million adverse (HY10: £8 million adverse) reflect adverse pensions persistency experience driven by current economic conditions partially offset by favourable mortality experience.

Other operating variances of £9 million adverse (HY10: £5 million positive) reflect the finalisation of previous years regulatory returns.

E2 - Geographical analysis of life MCEV operating earnings continued

Aviva Europe
MCEV operating earnings decreased 28% to £645 million (HY10: £893 million) predominantly because the prior period included £188 million for modelling refinements recorded in France. Additionally our focus on value over volume has driven life and pensions sales down with a corresponding decline in the value of new business whilst improving margin to 3.7% (HY10: 3.6%).

Value of new business decreased 19% to £231 million (HY10: £285 million) following lower sales in Spain and the management action to reduce sales of profit-sharing products in Italy and, to a lesser extent, in France.

Total expected return increased 7% to £410 million (HY10: £383 million) resulting from increased yields on shareholders' net worth.

Experience variances were positive at £33 million (HY10: £62 million) following positive mortality and other experience in France and Poland.

Assumption changes of negative £17 million (HY10: £13 million adverse) reflects strengthening of expense assumptions in Ireland partially offset by a provision release in Poland.

Other operating variances were negative at £12 million (HY10: £176 million positive). The significant variance from the prior period is accounted for in the £188 million of prior period modelling refinements that were recorded in France.

North America
MCEV operating earnings decreased to £136 million (HY10: £271 million) due to lower value of new business combined with lower earnings from existing business. The decline in in-force earnings was primarily driven by unfavourable mortality and spread experience variances.

Value of new business of negative £86 million (HY10: £4 million positive) reflected adverse economic movements from lower risk-free rates and adverse impacts of assumption changes from 2010, partially offset by the benefits of pricing and product management actions.

Total expected return increased to £271 million (HY10: £253 million) reflecting the growing book of existing business.

Operating experience and assumption changes on existing business were £69 million adverse (HY10: £8 million favourable) reflecting higher mortality and unfavourable spread variances.

Other operating variances were £20 million favourable (HY10: £6 million favourable) reflecting modelling refinements offset by the marginal impact of new business on the value of deferred tax losses.

Asia Pacific
MCEV operating earnings were 26% higher at £48 million (HY10: £38 million) as higher value of new business was partly offset by adverse other operating variances.

Value of new business was 89% higher at £34 million (HY10: £18 million), reflecting improved product mix and volumes.

Total expected return was £22 million (HY10: £29 million), as a result of lower implied discount rates.

Operating experience variances, other operating variances and assumption changes on existing business of £8 million unfavourable (HY10: £9 million unfavourable), is relatively unchanged.

E2 - Geographical analysis of life MCEV operating earnings continued

Gross of tax and non-controlling interests 30 June 2011	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	North America £m	Asia Pacific £m	Continuing operations £m	Discontinued operations £m	Total £m
Value of new business	190	97	2	50	20	49	13	231	(86)	34	369	1	370
Earnings from existing business
- expected existing business contribution (reference rate)	79	57	8	12	36	16	9	138	33	11	261	19	280
- expected existing business contribution (in excess of reference rate)	190	71	12	35	12	37	3	170	198	4	562	109	671
Experience variances
- maintenance expense	12	(3)	(4)	(1)	3	-	3	(2)	1	-	11	(1)	10
- project and other related expenses	(10)	(4)	-	-	-	-	(2)	(6)	(5)	(1)	(22)	4	(18)
- mortality/morbidity1	4	19	(3)	5	5	(7)	3	22	(18)	6	14	(8)	6
- lapses2	(14)	3	(5)	(3)	-	-	-	(5)	(5)	(10)	(34)	(1)	(35)
- other3	(2)	14	(4)	5	6	-	3	24	(28)	(2)	(8)	9	1
	(10)	29	(16)	6	14	(7)	7	33	(55)	(7)	(39)	3	(36)
Operating assumption changes:
- maintenance expense4	-	-	(26)	-	11	-	2	(13)	-	5	(8)	100	92
- project and other related expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
- mortality/morbidity	-	-	-	-	-	-	-	-	-	1	1	(1)	-
- lapses5	-	-	-	-	-	-	(4)	(4)	(14)	(1)	(19)	-	(19)
- other	1	-	-	-	-	-	-	-	-	-	1	-	1
	1	-	(26)	-	11	-	(2)	(17)	(14)	5	(25)	99	74
Expected return on shareholders' net worth	80	40	14	23	6	16	3	102	40	7	229	41	270
Other operating variances6	(9)	1	(3)	4	(1)	-	(13)	(12)	20	(6)	(7)	(2)	(9)
Earnings before tax and non-controlling interests	521	295	(9)	130	98	111	20	645	136	48	1,350	270	1,620

1. Mortality experience continues to be better than the assumption set across a number of our businesses, most notably in France. Adverse experience reflects normal volatility in mortality and increased retention limits in the US.

2. Persistency experience remains volatile across most of our businesses, in part reflecting the wider economic circumstances. Asia reflects an accumulation of small adverse experience across businesses.

3. Other experience includes positive tax variances in France and adverse spread variance in the US.

4. Maintenance expense assumptions reflect the adverse impact of reallocating expenses from acquisition to maintenance in Ireland, provision release in Poland and the benefits of restructuring in Delta Lloyd.

5. Persistency assumptions have been updated in a number of businesses, including refinement of 2010 assumptions in the US.

6. Other operating variances for the US relate to modelling enhancements offset by the marginal impact of new business on the value of deferred tax losses, and in Other Europe, management action to improve persistency.

E2 - Geographical analysis of life MCEV operating earnings continued

Gross of tax and non-controlling interests 30 June 2010	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	North America £m	Asia Pacific £m	Continuing operations £m	Discontinued operations £m	Total £m
Value of new business	176	102	1	84	20	66	12	285	4	18	483	(58)	425
Earnings from existing business
- expected existing business contribution (reference rate)	78	53	6	8	37	16	9	129	34	6	247	26	273
- expected existing business contribution (in excess of reference rate)	219	90	16	18	14	36	1	175	179	17	590	98	688
Experience variances
- maintenance expense1	(2)	(12)	-	1	5	4	2	-	-	-	(2)	(15)	(17)
- project and other related expenses	(6)	-	-	-	-	-	(2)	(2)	(8)	-	(16)	(1)	(17)
- mortality/morbidity2	12	22	5	1	5	(5)	2	30	9	3	54	3	57
- lapses3	(10)	18	(6)	1	-	(13)	(1)	(1)	(1)	(14)	(26)	4	(22)
- other4	(2)	6	10	6	14	-	(1)	35	8	(1)	40	(16)	24
	(8)	34	9	9	24	(14)	-	62	8	(12)	50	(25)	25
Operating assumption changes:
- maintenance expense5	95	-	4	-	-	-	-	4	-	3	102	-	102
- project and other related expenses5	(89)	-	-	-	-	-	-	-	-	-	(89)	-	(89)
- mortality/morbidity	-	-	-	-	-	-	-	-	-	-	-	-	-
- lapses6	-	-	-	-	-	(17)	-	(17)	-	(3)	(20)	-	(20)
- other	(4)	-	-	-	-	-	-	-	-	(2)	(6)	-	(6)
	2	-	4	-	-	(17)	-	(13)	-	(2)	(13)	-	(13)
Expected return on shareholders' net worth	87	27	8	27	5	9	3	79	40	6	212	50	262
Other operating variances7	5	188	(3)	-	(1)	(1)	(7)	176	6	5	192	66	258
Earnings before tax and non-controlling interests	559	494	41	146	99	95	18	893	271	38	1,761	157	1,918

1. Adverse expense experience occurs across several countries, partly offset by favourable experience in Poland.
2. Mortality experience continues to be better than the assumptions set across a number of our businesses, most notably in France and the UK annuity business.

3. Persistency experience remains volatile across most of our businesses, in part reflecting the wider economic circumstances. In France, persistency experience reflects a release of the short term provision.

4. Other experience relates to a number of smaller items within various business including a reduction in the allowance for non hedgeable risk in Poland. In the USA, there were positive impacts from spread variances.

5. For UK, the expense assumptions include a reallocation of provisions in the service company, better reflecting the expected future allocation of expenses. The impact in Ireland reflected the benefit of a release of prudent regulatory reserves.

6. Persistency assumptions have been strengthened in Spain.

7. Other operating variances for France relate to modelling changes, particularly relating to the time value of options and guarantees. In Delta Lloyd, modelling changes include impacts related to commercial mortgages partly offset by changes to group pension business.

Page 122

E2 - Geographical analysis of life MCEV operating earnings continued

Gross of tax and non-controlling interests 31 December 2010	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	North America £m	Asia Pacific £m	Continuing operations £m	Discontinued operations £m	Total £m
Value of new business	354	175	1	142	40	128	18	504	(194)	52	716	(92)	624
Earnings from existing business
- expected existing business contribution (reference rate)	169	98	12	13	74	34	13	244	20	20	453	49	502
- expected existing business contribution (in excess of reference rate)	425	183	30	34	25	76	9	357	401	25	1,208	181	1,389
Experience variances
- maintenance expense1	12	(25)	6	(11)	5	(1)	5	(21)	(16)	(2)	(27)	(21)	(48)
- project and other related expenses1	(8)	(5)	(2)	-	-	(2)	(5)	(14)	(18)	(3)	(43)	(4)	(47)
- mortality/morbidity2	23	27	3	(4)	13	2	3	44	(7)	9	69	13	82
- lapses3	(29)	27	(10)	18	(1)	(11)	(11)	12	(3)	(27)	(47)	5	(42)
- other4	(18)	93	(4)	12	14	3	8	126	37	(5)	140	(9)	131
	(20)	117	(7)	15	31	(9)	-	147	(7)	(28)	92	(16)	76
Operating assumption changes:
- maintenance expense5	83	31	(3)	(11)	140	132	-	289	(88)	8	292	220	512
- project and other related expenses5	(92)	-	-	-	-	-	-	-	-	-	(92)	(6)	(98)
- mortality/morbidity6	2	57	7	1	7	(2)	-	70	(64)	17	25	(470)	(445)
- lapses7	(3)	(12)	(17)	39	13	(49)	(7)	(33)	6	(12)	(42)	(52)	(94)
- other	(8)	4	-	(2)	8	-	2	12	-	-	4	(12)	(8)
	(18)	80	(13)	27	168	81	(5)	338	(146)	13	187	(320)	(133)
Expected return on shareholders' net worth	179	47	20	50	9	18	8	152	82	12	425	124	549
Other operating variances8	(4)	271	(6)	(15)	30	(9)	-	271	133	15	415	157	572
Earnings before tax and non-controlling interests	1,085	971	37	266	377	319	43	2,013	289	109	3,496	83	3,579

1. Adverse expense experience occurred across a number of businesses.
2. Mortality experience continues to be better than the assumption set across a number of our businesses, most notably in France and the UK Annuity business.

3. Persistency experience remains volatile across most of our businesses, in part reflecting the wider economic circumstances. In France, persistency experience reflects a release of the short-term provision.

4. Other experience includes, in France, the benefit from policyholders switching to unit linked funds, and, in the USA favourable spread experience.

5. Favourable maintenance expense assumptions reflect the benefit of the shared service centre in Spain, together with the release of margins in Spain, related to bancassurance joint venture governance costs, and Poland. In the UK, the expense assumptions include a reallocation of provisions in the service company, better reflecting the expected future allocation of costs. In the USA, the adverse impact reflects a revised allocation of costs between ongoing and one-off. In Delta Lloyd, favourable expense assumptions relate to planned expense saving following restructuring activities.

6. Delta Lloyd have updated mortality assumptions to reflect recently published tables, which include a significantly increased allowance for mortality improvements. In France and the USA, mortality assumptions have been updated reflecting experience.

7. Persistency assumptions have been updated in a number of businesses.

8. Other operating variances for France relate to modelling changes, particularly relating to the time value of options and guarantees, and the benefit of reducing minimum guarantee rates. In Delta Lloyd, modelling changes include impacts related to commercial mortgages partly offset by changes to group pensions business. In the US, other operating variances related to the benefit of an AXXX capital solution together with modelling refinements on our asset portfolio.

E2 - Geographical analysis of life MCEV operating earnings continued

Net of tax and non-controlling interests 30 June 2011	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	North America £m	Asia Pacific £m	Continuing operations £m	Discontinued operations £m	Total £m
Value of new business	140	53	1	15	14	17	11	111	(55)	27	223	-	223
Earnings from existing business
- expected existing business contribution (reference rate)	58	36	5	4	26	6	8	85	21	8	172	7	179
- expected existing business contribution (in excess of reference rate)	141	43	9	11	8	13	3	87	128	3	359	41	400
Experience variances
- maintenance expense	9	(2)	(3)	(1)	3	-	2	(1)	1	-	9	-	9
- project and other related expenses	(7)	(2)	-	-	-	-	(2)	(4)	(3)	(1)	(15)	2	(13)
- mortality/morbidity1	3	11	(2)	2	4	(3)	3	15	(12)	5	11	(4)	7
- lapses2	(10)	3	(3)	(1)	-	(2)	-	(3)	(4)	(8)	(25)	-	(25)
- other3	(2)	8	(3)	2	4	-	2	13	(18)	(1)	(8)	4	(4)
	(7)	18	(11)	2	11	(5)	5	20	(36)	(5)	(28)	2	(26)
Operating assumption changes:
- maintenance expense4	-	-	(17)	-	8	-	1	(8)	-	3	(5)	43	38
- project and other related expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
- mortality/morbidity	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)
- lapses5	-	-	-	-	-	-	(4)	(4)	(9)	2	(11)	-	(11)
- other	1	-	-	-	-	-	-	-	-	-	1	-	1
	1	-	(17)	-	8	-	(3)	(12)	(9)	5	(15)	42	27
Expected return on shareholders' net worth	60	24	9	8	4	7	2	54	26	5	145	17	162
Other operating variances6	(6)	4	(2)	1	(1)	-	(10)	(8)	13	(5)	(6)	(3)	(9)
Earnings after tax and non-controlling interests	387	178	(6)	41	70	38	16	337	88	38	850	106	956

1. Mortality experience continues to be better than the assumption set across a number of our businesses, most notably in France. Adverse experience reflects normal volatility in mortality and increased retention limits in the US.

2. Persistency experience remains volatile across most of our businesses, in part reflecting the wider economic circumstances. Asia reflects an accumulation of small adverse experience across businesses.

3. Other experience includes positive tax variances in France and adverse spread variance in the US.

4. Maintenance expense assumptions reflect the adverse impact of reallocating expenses from acquisition to maintenance in Ireland, provision release in Poland and the benefits of restructuring in Delta Lloyd.

5. Persistency assumptions have been updated in a number of businesses, including refinement of 2010 assumptions in the US.

6. Other operating variances for the US relate to modelling enhancements offset by the marginal impact of new business on the value of deferred tax losses, and in Other Europe, management action to improve persistency.

Page 124

 E2 - Geographical analysis of life MCEV operating earnings continued

Net of tax and non-controlling interests 30 June 2010	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	North America £m	Asia Pacific £m	Continuing operations £m	Discontinued operations £m	Total £m
Value of new business	126	58	1	24	15	22	9	129	2	14	271	(25)	246
Earnings from existing business
- expected existing business contribution (reference rate)	56	32	4	3	26	6	8	79	22	3	160	11	171
- expected existing business contribution (in excess of reference rate)	158	53	11	5	10	11	1	91	116	14	379	38	417
Experience variances
- maintenance expense1	(2)	(7)	-	-	4	1	1	(1)	-	1	(2)	(5)	(7)
- project and other related expenses	(5)	1	-	-	-	-	(2)	(1)	(5)	-	(11)	(1)	(12)
- mortality/morbidity2	9	12	4	-	4	(2)	1	19	6	3	37	(1)	36
- lapses3	(7)	12	(5)	1	(1)	(5)	-	2	-	(11)	(16)	-	(16)
- other4	(2)	4	6	2	10	1	-	23	5	(1)	25	(5)	20
	(7)	22	5	3	17	(5)	-	42	6	(8)	33	(12)	21
Operating assumption changes:
- maintenance expense5	68	-	3	-	-	-	-	3	-	2	73	-	73
- project and other related expenses5	(64)	-	-	-	-	-	-	-	-	-	(64)	-	(64)
- mortality/morbidity	-	-	-	-	-	-	-	-	-	-	-	-	-
- lapses6	-	-	-	-	-	(6)	-	(6)	-	(1)	(7)	-	(7)
- other	(2)	-	-	-	-	-	-	-	-	(2)	(4)	-	(4)
	2	-	3	-	-	(6)	-	(3)	-	(1)	(2)	-	(2)
Expected return on shareholders' net worth	63	16	5	9	3	4	2	39	26	4	132	21	153
Other operating variances7	4	101	(2)	-	(1)	(1)	(6)	91	4	2	101	25	126
Earnings after tax and non-controlling interests	402	282	27	44	70	31	14	468	176	28	1,074	58	1,132

1. Adverse expense experience occurs across several countries, partly offset by favourable experience in Poland.
2. Mortality experience continues to be better than the assumptions set across a number of our businesses, most notably in France and the UK annuity business.

3. Persistency experience remains volatile across most of our businesses, in part reflecting the wider economic circumstances. In France, persistency experience reflects a release of the short term provision.

4. Other experience relates to a number of smaller items within various business including a reduction in the allowance for non hedgeable risk in Poland. In the USA, there were positive impacts from spread variances.

5. For UK, the expense assumptions include a reallocation of provisions in the service company, better reflecting the expected future allocation of expenses. The impact in Ireland reflected the benefit of a release of prudent regulatory reserves.

6. Persistency assumptions have been strengthened in Spain.

7. Other operating variances for France relate to modelling changes, particularly relating to the time value of options and guarantees. In Delta Lloyd, modelling changes include impacts related to commercial mortgages partly offset by changes to group pension business.

E2 - Geographical analysis of life MCEV operating earnings continued

Net of tax and non-controlling interests 31 December 2010	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	North America £m	Asia Pacific £m	Continuing operations £m	Discontinued operations £m	Total £m
Value of new business	254	100	1	42	29	43	15	230	(126)	41	399	(41)	358
Earnings from existing business
- expected existing business contribution (reference rate)	122	61	8	4	53	13	11	150	13	14	299	19	318
- expected existing business contribution (in excess of reference rate)	306	115	19	11	18	27	7	197	261	20	784	68	852
Experience variances
- maintenance expense1	8	(16)	5	(6)	3	(3)	4	(13)	(10)	(1)	(16)	(9)	(25)
- project and other related expenses1	(6)	(3)	(1)	-	-	(2)	(4)	(10)	(12)	(3)	(31)	(1)	(32)
- mortality/morbidity2	17	15	2	(2)	10	-	2	27	(5)	7	46	3	49
- lapses3	(21)	19	(7)	6	-	(6)	(9)	3	(2)	(22)	(42)	-	(42)
- other4	(12)	62	(3)	3	10	2	6	80	24	(4)	88	(3)	85
	(14)	77	(4)	1	23	(9)	(1)	87	(5)	(23)	45	(10)	35
Operating assumption changes:
- maintenance expense5	57	21	(2)	(8)	97	83	-	191	(57)	8	199	89	288
- project and other related expenses	(65)	-	-	-	-	-	-	-	-	-	(65)	(3)	(68)
- mortality/morbidity6	1	38	5	1	4	-	-	48	(42)	13	20	(198)	(178)
- lapses7	(2)	(8)	(12)	10	10	(17)	(6)	(23)	4	(9)	(30)	(21)	(51)
- other	(6)	3	-	-	6	-	1	10	-	-	4	(5)	(1)
	(15)	54	(9)	3	117	66	(5)	226	(95)	12	128	(138)	(10)
Expected return on shareholders' net worth	129	27	14	17	6	7	6	77	53	9	268	50	318
Other operating variances8	(4)	162	(4)	(2)	20	(4)	-	172	87	9	264	64	328
Earnings after tax and non-controlling interests	778	596	25	76	266	143	33	1,139	188	82	2,187	12	2,199

1. Adverse expense experience occurred across a number of businesses.
2. Mortality experience continues to be better than the assumption set across a number of our businesses, most notably in France and the UK Annuity business.

3. Persistency experience remains volatile across most of our businesses, in part reflecting the wider economic circumstances. In France, persistency experience reflects a release of the short-term provision.

4. Other experience includes, in France, the benefit from policyholders switching to unit linked funds, and, in the USA favourable spread experience.

5. Favourable maintenance expense assumptions reflect the benefit of the shared service centre in Spain, together with the release of margins in Spain, related to bancassurance joint venture governance costs, and Poland. In the UK, the expense assumptions include a reallocation of provisions in the service company, better reflecting the expected future allocation of costs. In the USA, the adverse impact reflects a revised allocation of costs between ongoing and one-off. In Delta Lloyd, favourable expense assumptions relate to planned expense saving following restructuring activities.

6. Delta Lloyd have updated mortality assumptions to reflect recently published tables, which include a significantly increased allowance for mortality improvements. In France and the USA, mortality assumptions have been updated reflecting experience.

7. Persistency assumptions have been updated in a number of businesses.

8. Other operating variances for France relate to modelling changes, particularly relating to the time value of options and guarantees, and the benefit of reducing minimum guarantee rates. In Delta Lloyd, modelling changes include impacts related to commercial mortgages partly offset by changes to group pensions business. In the US, other operating variances related to the benefit of an AXXX capital solution together with modelling refinements on our asset portfolio.

E3 - Geographical analysis of fund management operating earnings

The summarised consolidated income statement - MCEV basis, includes earnings from the Group's fund management operations as analysed below. This excludes the proportion of the results of Aviva Investors fund management businesses and other fund management operations within the group that arise from the provision of fund management services to our Life businesses. These results are included within the Life MCEV operating earnings.

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
United Kingdom	2	2	28
Europe	7	6	10
North America	(3)	(3)	(8)
Asia Pacific	-	(2)	-
Aviva Investors	6	3	30
United Kingdom	3	(2)	3
Aviva Europe	-	-	-
Asia Pacific	-	(1)	(2)
Total - continuing operations	9	-	31
Total - discontinued operations	9	13	94
Total	18	13	125

E4 - Analysis of other operations and regional costs

Where subsidiaries provide services to our life business, that proportion has been excluded. These results are included within the Life MCEV operating return.

	6 months 2011			6 months 2010			Full year 2010
	Regional costs £m	Other operations £m	Total £m	Regional costs £m	Other operations £m	Total £m	Regional costs £m	Other operations £m	Total £m
United Kingdom	-	(28)	(28)	-	(1)	(1)	-	(21)	(21)
Aviva Europe	(20)	(7)	(27)	(18)	(15)	(33)	(55)	(43)	(98)
North America	(6)	(2)	(8)	(12)	3	(9)	(26)	6	(20)
Asia Pacific	(17)	-	(17)	(19)	1	(18)	(32)	-	(32)
Total - continuing operations	(43)	(37)	(80)	(49)	(12)	(61)	(113)	(58)	(171)
Total - discontinued operations	-	7	7	-	28	28	-	(24)	(24)
Total	(43)	(30)	(73)	(49)	16	(33)	(113)	(82)	(195)

E5 - Exceptional items and Integration and restructuring costs

There were no exceptional items in the first half of 2011 (HY10: £(60) million; FY10: £(428) million). Exceptional items for the half year 2010 were mainly due to Delta Lloyd which recognised a total of £(50) million costs in relation to unit-linked insurance compensation scheme and compensation costs in defined contribution pension schemes.
      For full year 2010, exceptional items were mainly due to a change in the cost of capital charge for the Cost of Non-Hedgeable Risk, from 2.5% to 3.3% p.a. with total impact of £(365) million, the impact of reducing state contributions to Pillar II Pension funds in Poland, following the announcement to change legislation on 1 April 2011 of £(280) million, and the recognition by Delta Lloyd of £(59) million costs in relation to unit-linked insurance compensation scheme and compensation costs in defined contribution pension schemes, partly offset by a £286 million benefit from the closure of the final salary section of the UK staff pension scheme to future accruals.
      Integration and restructuring costs incurred in the year amounted to £(60) million (HY10: £(72) million; FY10: £(312) million). This includes costs associated with preparing the businesses for Solvency II implementation of £34 million, expenditure relating to the Quantum Leap project in Europe of £23 million, and other restructuring exercises across the Group of £17 million, partially offset by benefits of regulatory changes of £14 million.

E6 - Segmentation of condensed consolidated statement of financial position

	30 June 2011			Restated 30 June 2010			31 December 2010
	Life and related businesses £m	General business and other £m	Group £m	Life and related businesses £m	General business and other £m	Group £m	Life and related businesses £m	General business and other £m	Group £m
Total assets before acquired value of in-force long-term business	291,631	29,880	321,511	308,194	45,211	353,405	323,476	45,378	368,854
Acquired additional value of in-force long-term business	1,095	-	1,095	1,213	-	1,213	1,253	-	1,253
Total assets included in the IFRS statement of financial position	292,726	29,880	322,606	309,407	45,211	354,618	324,729	45,378	370,107
Liabilities of the long-term business	(277,171)	-	(277,171)	(291,677)	-	(291,677)	(305,673)	-	(305,673)
Liabilities of the general insurance and other businesses	-	(30,230)	(30,230)	-	(47,163)	(47,163)	-	(46,709)	(46,709)
Net assets on a statutory IFRS basis	15,555	(350)	15,205	17,730	(1,952)	15,778	19,056	(1,331)	17,725
Additional value of in-force long-term business1	4,426	-	4,426	2,251	-	2,251	2,737	-	2,737
Net assets on an MCEV basis2	19,981	(350)	19,631	19,981	(1,952)	18,029	21,793	(1,331)	20,462
Equity capital, capital reserves, shares held by employee trusts and other reserves			6,773			7,053			7,207
IFRS basis retained earnings			5,303			3,971			5,411
Additional MCEV basis retained earnings			3,785			1,916			2,677
Equity attributable to ordinary shareholders of Aviva plc on an MCEV basis			15,861			12,940			15,295
Preference share capital and direct capital instruments			1,190			1,190			1,190
Non-controlling interests			2,580			3,899			3,977
MCEV basis total equity			19,631			18,029			20,462

1. The analysis between the group's and non-controlling interests' share of the additional value of in-force long-term business is as follows:

	30 June 2011 £m	31 December 2010 £m	Movement in period £m
Group's share included in shareholders' funds	3,785	2,677	1,108
Non-controlling interests' share	736	236	500
Movements in AFS securities	(95)	(176)	81
Additional value of in-force long-term business	4,426	2,737	1,689

2. Analysis of net assets on an MCEV basis is made up as follows:

	30 June 2011 £m	Restated 30 June 2010 £m	31 December 2010 £m
Embedded value	15,557	14,529	16,131
Non-controlling interests	1,850	3,166	3,133
	17,407	17,695	19,264
Goodwill and intangible assets allocated to long-term business3	2,378	2,593	2,356
Notional allocation of IAS19 pension fund surplus/(deficit) to long-term business4	196	(307)	173
Investment in Delta Lloyd long-term business	-	-	-
Long-term business net assets on an MCEV basis	19,981	19,981	21,793

3. Goodwill and intangible assets includes amounts related to associated undertakings and joint ventures.

4. The value of the Aviva Staff Pension Scheme surplus has been notionally allocated between segments, based on current funding and the Life proportion has been included within the long-term business net assets on an MCEV basis. The pension fund surplus notionally allocated to long-term business is net of the agreed funding borne by the UK with-profit funds.

Page 128

E7 - Analysis of life and pension earnings

The following table provides an analysis of the movement in embedded value for covered business. The analysis is shown separately for free surplus, required capital and the value of in-force covered business, and includes amounts transferred between these categories. All figures are shown net of tax and non-controlling interests.

	Continuing operations				Discontinued operations				Total
Net of tax and non-controlling interests 30 June 2011	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m	Total MCEV £m
Opening Group MCEV	1,285	7,398	5,952	14,635	356	944	196	1,496	16,131
New business value	(488)	319	392	223	(29)	14	15	-	223
Expected existing business contribution (reference rate)	-	-	172	172	-	-	7	7	179
Expected existing business contribution (in excess of reference rate)	-	-	359	359	-	-	41	41	400
Transfers from VIF and required capital to the free surplus	897	(309)	(588)	-	85	(25)	(60)	-	-
Experience variances	25	50	(103)	(28)	2	-	-	2	(26)
Assumption changes	68	(126)	43	(15)	-	-	42	42	27
Expected return on shareholders' net worth	48	97	-	145	5	12	-	17	162
Other operating variances	(134)	23	105	(6)	(2)	3	(4)	(3)	(9)
Operating MCEV earnings	416	54	380	850	61	4	41	106	956
Economic variances	119	23	71	213	212	(83)	(255)	(126)	87
Other non-operating variances2	7	(19)	15	3	-	-	-	-	3
Total MCEV earnings	542	58	466	1,066	273	(79)	(214)	(20)	1,046
Capital and dividend flows3	(414)	-	-	(414)	(3)	-	-	(3)	(417)
Foreign exchange variances	17	110	143	270	16	28	2	46	316
Acquired/divested business	-	-	-	-	(642)	(893)	16	(1,519)	(1,519)
Closing MCEV	1,430	7,566	6,561	15,557	-	-	-	-	15,557

1. Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2. Other non-operating variances relate to costs for Solvency II implementation and other restructuring exercises offset by minor benefits of regulatory changes in Spain and Poland.

3. Included within capital and dividend flows is the transfer to Life and related businesses from other segments consisting of service company profits and losses during the reported period that have emerged from the value of in-force. Since the "look through" into service companies includes only future profits and losses, these amounts must be eliminated from the closing embedded value.

Divested business is the removal of Delta Lloyd from covered business subsequent to the reduction of our holding to 43%.

	Continuing operations				Discontinued operations				Total
Restated Net of tax and non-controlling interests 30 June 2010	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m	Total MCEV £m
Opening Group MCEV	1,836	6,451	5,183	13,470	368	1,095	125	1,588	15,058
New business value	(605)	374	502	271	(63)	32	6	(25)	246
Expected existing business contribution (reference rate)	-	-	160	160	-	-	11	11	171
Expected existing business contribution (in excess of reference rate)	-	-	379	379	-	-	38	38	417
Transfers from VIF and required capital to the free surplus	819	(165)	(654)	-	96	(34)	(62)	-	-
Experience variances	48	1	(16)	33	(18)	-	6	(12)	21
Assumption changes	50	(3)	(49)	(2)	-	-	-	-	(2)
Expected return on shareholders' net worth	51	81	-	132	7	14	-	21	153
Other operating variances	58	(27)	70	101	-	-	25	25	126
Operating MCEV earnings	421	261	392	1,074	22	12	24	58	1,132
Economic variances	(26)	239	(202)	11	(13)	(130)	(92)	(235)	(224)
Other non-operating variances2	(11)	-	9	(2)	(30)	(1)	11	(20)	(22)
Total MCEV earnings	384	500	199	1,083	(21)	(119)	(57)	(197)	886
Capital and dividend flows3	(892)	-	-	(892)	-	-	-	-	(892)
Foreign exchange variances	(40)	(85)	(271)	(396)	(27)	(76)	(10)	(113)	(509)
Acquired/divested business	-	-	(5)	(5)	(2)	(7)	-	(9)	(14)
Closing MCEV	1,288	6,866	5,106	13,260	318	893	58	1,269	14,529

1. Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2. Other non-operating variances relate to unit-linked insurance compensation scheme and compensation costs in Delta Lloyd.

3. Included within capital and dividend flows is the transfer to Life and related businesses from other segments consisting of service company profits and losses during the reported period that have emerged from the value of in-force. Since the "look through" into service companies includes only future profits and losses, these amounts must be eliminated from the closing embedded value.

Page 129

E7 - Analysis of life and pension earnings continued

	Continuing operations				Discontinued operations				Total
Net of tax and non-controlling interests 31 December 2010	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m	Total MCEV £m
Opening Group MCEV	1,836	6,451	5,183	13,470	368	1,095	125	1,588	15,058
New business value	(1,136)	846	689	399	(114)	55	18	(41)	358
Expected existing business contribution (reference rate)	-	-	299	299	-	-	19	19	318
Expected existing business contribution (in excess of reference rate)	-	-	784	784	-	-	68	68	852
Transfers from VIF and required capital to the free surplus	1,594	(509)	(1,085)	-	217	(78)	(139)	-	-
Experience variances	114	86	(155)	45	(7)	(10)	7	(10)	35
Assumption changes	22	18	88	128	(169)	(39)	70	(138)	(10)
Expected return on shareholders' net worth	111	157	-	268	15	35	-	50	318
Other operating variances	55	(2)	211	264	(8)	9	63	64	328
Operating MCEV earnings	760	596	831	2,187	(66)	(28)	106	12	2,199
Economic variances	(218)	175	229	186	43	(72)	(1)	(30)	156
Other non-operating variances2	(39)	-	(429)	(468)	(20)	-	(29)	(49)	(517)
Total MCEV earnings	503	771	631	1,905	(43)	(100)	76	(67)	1,838
Capital and dividend flows3	(1,068)	-	-	(1,068)	48	-	-	48	(1,020)
Foreign exchange variances	(13)	(26)	(75)	(114)	(13)	(39)	(4)	(56)	(170)
Acquired/divested business	27	202	213	442	(4)	(12)	(1)	(17)	425
Closing MCEV	1,285	7,398	5,952	14,635	356	944	196	1,496	16,131

1. Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.

2. Other non-operating variances relate to increase in CNHR charge from 2.5% to 3.3% p.a., legislation changes to Poland Pensions, costs for Solvency II implementation and other restructuring and unit-linked insurance compensation scheme and compensation costs in Delta Lloyd.

3. Included within capital and dividend flows is the transfer to Life and related businesses from other segments consisting of service company profits and losses during the reported period that have emerged from the value of in-force. Since the "look through" into service companies includes only future profits and losses, these amounts must be eliminated from the closing embedded value.

E8 - Life MCEV operating earnings

In this table the life and pensions MCEV earnings have been broken down into constituent parts. The life and pensions MCEV operating earnings comprise: the value of new business written during the year; the earnings from existing business including other operating variances; and, the expected investment return on the shareholders' net worth.
      These components are calculated using economic assumptions as at the start of the year (in-force business) or start of the quarter (new business) and operating (demographic and expenses) assumptions as at the end of the year.

Gross of tax and non-controlling interests	6 months 2011 £m	Restated 6 months 2010 £m	Full year 2010 £m
Value of new business	369	483	716
Earnings from existing business
- expected returns at the reference rate	261	247	453
- expected returns in excess of the reference rate	562	590	1,208
- expected returns	823	837	1,661
- experience variances	(39)	50	92
- operating assumption changes	(25)	(13)	187
Other operating variance	(7)	192	415
Expected return on shareholders' net worth	229	212	425
Life and Pensions operating earnings before tax	1,350	1,761	3,496
Economic Variances	142	12	(32)
Other non-operating variances	6	(2)	(686)
Life and Pensions earnings before tax	1,498	1,771	2,778
Tax on operating earnings	(390)	(534)	(1,035)
Tax on other activities	(47)	(1)	150
Life and Pensions earnings after tax - continuing operations	1,061	1,236	1,893
Life and Pensions earnings after tax - discontinued operations	(33)	(323)	(83)
Total Life and Pensions earnings after tax	1,028	913	1,810

There were no separate development costs reported in these years.
      Other non operating variances are described in note E7.
      The table above presents a summarised breakdown of the life and pensions MCEV earnings on a gross of non-controlling interests basis and gross of tax with tax shown separately. The Group favours the gross presentation for consistency with the IFRS results. The table below compares the key items on the different bases as the subsequent analysis is provided predominantly on a net of tax and non-controlling interests basis as preferred by the CFO Forum Principles.

Key indicators

	6 months 2011		Restated 6 months 2010		Full year 2010
	Net of non-controlling interests and tax £m	Gross of non-controlling interests and tax £m	Net of non-controlling interests and tax £m	Gross of non-controlling interests and tax £m	Net of non-controlling interests and tax £m	Gross of non-controlling interests and tax £m
Value of new business - continuing operations	223	369	271	483	398	716
Value of new business - discontinued operations	-	1	(25)	(58)	(40)	(92)
Total value of new business	223	370	246	425	358	624

Life and pensions operating return - continuing operations	850	1,350	1,074	1,761	2,187	3,496
Life and pensions operating return - discontinued operations	106	270	58	157	12	83
Life and pensions operating return	956	1,620	1,132	1,918	2,199	3,579

Life and pensions earnings - continuing operations	1,066	1,498	1,083	1,771	1,905	2,778
Life and pensions earnings - discontinued operations	(20)	(46)	(197)	(470)	(67)	(113)
Life and pensions earnings	1,046	1,452	886	1,301	1,838	2,665

E9 - Free surplus emergence

	Existing business					New business			Total business
Net of tax and non-controlling interests 30 June 2011	Transfer from VIF to net worth £m	Return on net worth £m	Impact of experience variances and assumption changes on net worth £m	Release of required capital to free surplus £m	Total existing business surplus generation £m	Impact on net worth £m	Reduction in free surplus from required capital £m	Total new business surplus generation £m	Total free surplus generation £m
United Kingdom	151	60	(61)	96	246	(24)	(36)	(60)	186
Aviva Europe	273	54	7	72	406	(84)	(138)	(222)	184
North America	130	26	(39)	98	215	(36)	(129)	(165)	50
Asia Pacific	34	5	(1)	(1)	37	(25)	(16)	(41)	(4)
Total - continuing operations	588	145	(94)	265	904	(169)	(319)	(488)	416
Total - discontinued operations	60	17	3	10	90	(15)	(14)	(29)	61
Total	648	162	(91)	275	994	(184)	(333)	(517)	477

	Existing business					New business			Total business
Net of tax and non-controlling interests 30 June 2010	Transfer from VIF to net worth £m	Return on net worth £m	Impact of experience variances and assumption changes on net worth £m	Release of required capital to free surplus £m	Total existing business surplus generation £m	Impact on net worth £m	Reduction in free surplus from required capital £m	Total new business surplus generation £m	Total free surplus generation £m
United Kingdom	232	62	96	(96)	294	(56)	(2)	(58)	236
Aviva Europe	210	40	70	71	391	(96)	(171)	(267)	124
North America	185	26	(36)	144	319	(50)	(177)	(227)	92
Asia Pacific	27	4	(3)	(6)	22	(29)	(24)	(53)	(31)
Total - continuing operations	654	132	127	113	1,026	(231)	(374)	(605)	421
Total - discontinued operations	62	21	(18)	20	85	(31)	(32)	(63)	22
Total	716	153	109	133	1,111	(262)	(406)	(668)	443

	Existing business					New business			Total business
Net of tax and non-controlling interests 31 December 2010	Transfer from VIF to net worth £m	Return on net worth £m	Impact of experience variances and assumption changes on net worth £m	Release of required capital to free surplus £m	Total existing business surplus generation £m	Impact on net worth £m	Reduction in free surplus from required capital £m	Total new business surplus generation £m	Total free surplus generation £m
United Kingdom	345	129	208	(183)	499	(43)	(95)	(138)	361
Aviva Europe	478	77	147	126	828	(150)	(342)	(492)	336
North America	210	53	(56)	292	499	(41)	(375)	(416)	83
Asia Pacific	52	9	(5)	15	71	(57)	(34)	(91)	(20)
Total - continuing operations	1,085	268	294	250	1,897	(291)	(846)	(1,137)	760
Total - discontinued operations	139	50	(225)	83	47	(58)	(55)	(113)	(66)
Total	1,224	318	69	333	1,944	(349)	(901)	(1,250)	694

E10 - Maturity profile of business

(a) Total in-force business

To show the profile of the VIF emergence, the value of VIF in the statements of financial position has been split into five year tranches depending on the date when the profit is expected to emerge.

30 June 2011 £m	0-5	6-10	11-15	16-20	20+	Total gross of non-controlling interest	Total net of non-controlling interest
United Kingdom	67	871	624	388	677	2,627	2,627
Aviva Europe	1,734	1,024	583	316	395	4,052	3,426
North America	363	(147)	(38)	3	(37)	144	144
Asia Pacific	224	120	49	14	(33)	374	364
Total	2,388	1,868	1,218	721	1,002	7,197	6,561

31 December 2010 £m	0-5	6-10	11-15	16-20	20+	Total gross of non-controlling interest	Total net of non-controlling interest
United Kingdom	153	766	538	287	553	2,297	2,297
Aviva Europe	1,649	980	575	342	375	3,921	3,288
North America	56	(47)	12	12	9	42	42
Asia Pacific	187	94	35	15	3	334	325
Total excluding Delta Lloyd	2,045	1,793	1,160	656	940	6,594	5,952
Delta Lloyd	517	109	56	(176)	(76)	430	196
Total	2,562	1,902	1,216	480	864	7,024	6,148

(b) New business
To show the profile of the VIF emergence, the value of new business has been split into five year tranches depending on the date when the profit is expected to emerge.

30 June 2011 £m	0-5	6-10	11-15	16-20	20+	Total gross of non-controlling interest	Total net of non-controlling interest
United Kingdom	45	25	17	13	64	164	164
Aviva Europe	127	63	33	19	18	260	195
North America	19	(20)	(9)	(6)	(3)	(19)	(19)
Asia Pacific	29	14	6	4	1	54	52
Total - continuing operations	220	82	47	30	80	459	392
Total - discontinued operations	3	11	10	(1)	4	27	15
Total	223	93	57	29	84	486	407

31 December 2010 £m	0-5	6-10	11-15	16-20	20+	Total gross of non-controlling interest	Total net of non-controlling interest
United Kingdom	78	42	22	13	143	298	298
Aviva Europe	257	119	70	31	40	517	378
North America	(26)	(85)	10	22	(6)	(85)	(85)
Asia Pacific	59	22	11	5	3	100	98
Total - continuing operations	368	98	113	71	180	830	689
Total - discontinued operations	(6)	21	21	12	(10)	38	18
Total	362	119	134	83	170	868	707

E11 - Segmental analysis of life and related business embedded value

Net of non-controlling interests 30 June 2011	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m
United Kingdom	1,106	2,922	2,627	6,655
France2	(110)	1,854	1,537	3,281
Ireland	31	353	454	838
Italy	176	340	32	548
Poland	95	120	920	1,135
Spain	119	265	250	634
Other Europe	47	53	233	333
Aviva Europe	358	2,985	3,426	6,769
North America2,3	(151)	1,433	144	1,426
Asia Pacific	117	226	364	707
Total	1,430	7,566	6,561	15,557

1. Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2. France and Aviva USA have a positive surplus on a statutory basis.
3. Aviva USA's holding company debt amounting to £709 million at 30 June 2011 has been included within non-covered business.

Restated Net of non-controlling interests 30 June 2010	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m
United Kingdom2	909	2,859	1,998	5,766
France3	(186)	1,527	1,267	2,608
Ireland	226	206	429	861
Italy	146	308	139	593
Poland	64	103	896	1,063
Spain	139	200	228	567
Other Europe	32	37	214	283
Aviva Europe	421	2,381	3,173	5,975
North America3,4	(164)	1,415	(309)	942
Asia Pacific	122	211	244	577
Total excluding Delta Lloyd	1,288	6,866	5,106	13,260
Delta Lloyd	318	893	58	1,269
Total	1,606	7,759	5,164	14,529

1. Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2. The large increase in required capital in the UK reflects the additional capital locked in following the reattribution of the inherited estate.
3. France and Aviva USA have a positive surplus on a statutory basis.
4. Aviva USA's holding company debt amounting to £824 million at 30 June 2010 has been included within non-covered business.

Net of non-controlling interests 31 December 2010	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m
United Kingdom	1,139	2,934	2,297	6,370
France2	(243)	1,737	1,446	2,940
Ireland	47	336	444	827
Italy	202	313	82	597
Poland	129	114	876	1,119
Spain	81	266	207	554
Other Europe	43	45	233	321
Aviva Europe	259	2,811	3,288	6,358
North America2,3	(248)	1,437	42	1,231
Asia Pacific	135	216	325	676
Total excluding Delta Lloyd	1,285	7,398	5,952	14,635
Delta Lloyd	356	944	196	1,496
Total	1,641	8,342	6,148	16,131

1. Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2. France and Aviva USA have a positive surplus on a statutory basis.
3. Aviva USA's holding company debt amounting to £765 million at 31 December 2010 has been included within non-covered business.

Page 134

E12 - Risk allowance within present value of in-force (VIF)

Within the VIF in the tables, there are additional allowances for risks not included within the basic present value of future profits calculation.

Net of non-controlling interests 30 June 2011	PVFP £m	Frictional costs £m	Non-hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom	3,294	(297)	(333)	(37)	2,627
France	2,287	(172)	(187)	(391)	1,537
Ireland	499	(16)	(26)	(3)	454
Italy	133	(21)	(12)	(68)	32
Poland	1,062	(15)	(122)	(5)	920
Spain	324	(18)	(43)	(13)	250
Other Europe	248	(3)	(10)	(2)	233
Aviva Europe	4,553	(245)	(400)	(482)	3,426
North America	670	(133)	(53)	(340)	144
Asia Pacific	469	(25)	(60)	(20)	364
Total	8,986	(700)	(846)	(879)	6,561

The allowance for Non-hedgeable risks has increased by £268 million, relative to 30 June 2010, reflecting the change to the charge from 2.5% to 3.3%.

Restated Net of non-controlling interests 30 June 2010	PVFP £m	Frictional costs £m	Non-hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom	2,529	(295)	(211)	(25)	1,998
France	2,023	(124)	(149)	(483)	1,267
Ireland	453	(7)	(17)	-	429
Italy	202	(24)	(12)	(27)	139
Poland	980	(14)	(62)	(8)	896
Spain	283	(12)	(28)	(15)	228
Other Europe	226	(4)	(6)	(2)	214
Aviva Europe	4,167	(185)	(274)	(535)	3,173
North America	96	(157)	(51)	(197)	(309)
Asia Pacific	348	(24)	(42)	(38)	244
Total excluding Delta Lloyd	7,140	(661)	(578)	(795)	5,106
Delta Lloyd	426	(78)	(65)	(225)	58
Total	7,566	(739)	(643)	(1,020)	5,164

Net of non-controlling interests 31 December 2010	PVFP £m	Frictional costs £m	Non-hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom	2,938	(291)	(322)	(28)	2,297
France	2,051	(123)	(170)	(312)	1,446
Ireland	476	(9)	(23)	-	444
Italy	156	(19)	(11)	(44)	82
Poland	1,013	(14)	(118)	(5)	876
Spain	281	(18)	(41)	(15)	207
Other Europe	247	(3)	(9)	(2)	233
Aviva Europe	4,224	(186)	(372)	(378)	3,288
North America	607	(133)	(69)	(363)	42
Asia Pacific	441	(26)	(58)	(32)	325
Total excluding Delta Lloyd	8,210	(636)	(821)	(801)	5,952
Delta Lloyd	580	(107)	(85)	(192)	196
Total	8,790	(743)	(906)	(993)	6,148

E13 - Implied discount rates (IDR)

In the valuation of a block of business, the implied discount rate is the rate of discount such that a traditional embedded value calculation for the covered business equates to the MCEV.
      The cash flows projected are the expected future cash flows including expected investment cash flows from equities, bonds and properties earning a risk premium in excess of risk free, statutory reserves and required capital. The risk premiums used are consistent with those used in the expected existing business contribution within operating earnings. As the risk premiums are positive, a discount rate higher than risk-free is required to give a value equal to the market-consistent embedded value.
      Average derived risk discount rates are shown below for the embedded value.

	30 June 2011%	31 December 2010%
United Kingdom	8.4%	8.4%
France	6.1%	6.7%
Ireland	5.3%	4.4%
Italy	9.1%	7.3%
Poland	7.3%	7.3%
Spain	10.4%	9.6%
Other Europe	6.7%	8.0%
Aviva Europe	7.0%	6.9%
North America	23.7%	24.5%
Asia Pacific	4.3%	5.9%
Total excluding Delta Lloyd	9.1%	9.3%
Delta Lloyd	-	14.8%
Total	9.1%	9.9%

E14 - Summary of non-controlling interest in life and related businesses' MCEV results

30 June 2011	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Aviva Europe £m	Asia Pacific £m	Delta Lloyd £m	Total £m	Share-holders' interest £m	Group £m
Value of new business after tax	11	-	19	2	18	50	-	-	50	223	273
Life MCEV operating earnings after tax	15	(2)	47	9	40	109	-	94	203	956	1,159
Life MCEV (loss)/earnings after tax	11	(12)	(70)	10	55	(6)	1	(13)	(18)	1,046	1,028
Closing covered businesses' embedded value	260	266	608	155	541	1,830	20	-	1,850	15,557	17,407

Restated 30 June 2010	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Aviva Europe £m	Delta Lloyd £m	Europe £m	Asia Pacific £m	Total £m	Share-holders' interest £m	Group £m
Value of new business after tax	8	-	34	2	25	69	(17)	52	-	52	246	298
Life MCEV operating earnings after tax	43	9	55	10	35	152	58	210	2	212	1,132	1,344
Life MCEV (loss)/earnings after tax	55	16	44	13	23	151	(125)	26	1	27	886	913
Closing covered businesses' embedded value	334	281	694	150	559	2,018	1,132	3,150	16	3,166	14,529	17,695

31 December 2010	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Aviva Europe £m	Delta Lloyd £m	Europe £m	Asia Pacific £m	Total £m	Share-holders' interest £m	Group £m
Value of new business after tax	15	(1)	54	4	47	119	(26)	93	-	93	358	451
Life MCEV operating earnings after tax	41	6	104	40	81	272	49	321	3	324	2,199	2,523
Life MCEV (loss)/earnings after tax	47	(11)	(26)	2	(29)	(17)	(17)	(34)	6	(28)	1,838	1,810
Closing covered businesses' embedded value	250	268	630	153	489	1,790	1,324	3,114	19	3,133	16,131	19,264

There are no non-controlling interests in the United Kingdom or North America.

E15 - Principal assumptions

(a) Economic assumptions - Deterministic calculations
Economic assumptions are derived actively, based on market yields on risk-free fixed interest assets at the end of each reporting period.
      In setting the risk-free rate we have, wherever possible, used the mid-price swap yield curve for an AA-rated bank. The curve is extrapolated if necessary to get rates suitable to the liabilities. For markets in which there is no reliable swap yield curve the relevant government bond yields are used. For certain business, swap rates are adjusted for a 'liquidity premium' in deriving the risk free rates, and these adjustments are shown below the reference rate table.
      Required capital is shown as a multiple of the EU statutory minimum solvency margin or equivalent.
      The principal economic assumptions used are as follows:

Reference rate (spot, swap rates) and expense inflation

	United Kingdom
	30 June 2011%	30 June 2010%	31 December 2010%	31 December 2009%
Reference rate
1 year	1.1%	1.3%	1.0%	1.2%
5 years	2.5%	2.5%	2.7%	3.5%
10 years	3.6%	3.6%	3.7%	4.3%
15 years	4.1%	4.0%	4.1%	4.6%
20 years	4.3%	4.1%	4.2%	4.6%
Expense inflation	3.4%	3.0%	3.3%	3.3%

	Delta Lloyd
	30 June 2011%	30 June 2010%	31 December 2010%	31 December 2009%
Reference rate
1 year	n/a	1.2%	1.3%	1.3%
5 years	n/a	2.1%	2.6%	2.9%
10 years	n/a	3.0%	3.4%	3.7%
15 years	n/a	3.4%	3.8%	4.1%
20 years	n/a	3.4%	3.8%	4.2%
Expense inflation	n/a	2.5%	2.0%	2.4%

E15 - Principal assumptions continued

(a) Economic assumptions - Deterministic calculations continued

	Eurozone (excluding Delta Lloyd)
	30 June 2011%	30 June 2010%	31 December 2010%	31 December 2009%
Reference rate
1 year	2.0%	1.2%	1.3%	1.3%
5 years	2.9%	2.1%	2.5%	2.8%
10 years	3.5%	3.0%	3.4%	3.7%
15 years	3.9%	3.4%	3.8%	4.1%
20 years	4.0%	3.5%	3.8%	4.2%
Expense inflation	2.1%	2.7%	2.1%	2.5%

	Poland
	30 June 2011%	30 June 2010%	31 December 2010%	31 December 2009%
Reference rate
1 year	5.0%	4.1%	4.4%	4.5%
5 years	5.3%	5.2%	5.5%	5.8%
10 years	5.4%	5.4%	5.7%	5.8%
15 years	5.2%	5.3%	5.4%	5.7%
20 years	5.1%	5.0%	5.1%	5.5%
Expense inflation	3.1%	2.7%	3.0%	3.0%

	United States
	30 June 2011%	30 June 2010%	31 December 2010%	31 December 2009%
Reference rate
1 year	0.4%	0.7%	0.4%	0.7%
5 years	2.1%	2.1%	2.2%	3.1%
10 years	3.4%	3.2%	3.5%	4.2%
15 years	4.0%	3.6%	4.0%	4.6%
20 years	4.2%	3.8%	4.2%	4.8%
Expense inflation	3.0%	3.0%	3.0%	3.0%

For service companies, expense inflation relates to the underlying expenses rather than the fees charged to the life company.
      The following adjustments are made to the swap rate for immediate annuity type contracts and for all contracts for Aviva USA and for Delta Lloyd. The risk-free rate is taken as the swap yield curve for the currency of the liability, adjusted by:

	New business						Embedded value
	1Q 2011	2Q 2011	1Q 2010	2Q2010	3Q 2010	4Q 2010	30 June 2011	30 June 2010	31 December 2010
UK1	1.14%/ 0.72%	1.00%/ 0.65%	0.80%/ 0.75%	0.75%/ 0.70%	0.87%/ 0.69%	1.09%/ 0.72%	1.06%	1.15%	1.09%
France	n/a	n/a	n/a	n/a	n/a	n/a	0.33%	0.35%	0.36%
Spain	0.36%	0.31%	0.15%	0.20%	0.12%	0.15%	0.33%	0.25%	0.36%
Delta Lloyd	0.36%	0.31%	0.43%	0.34%	0.39%	0.38%	n/a	0.39%	0.36%
US immediate annuities	0.66%	0.57%	0.65%	0.65%	0.85%	0.76%	0.59%	0.85%	0.66%
US deferred annuities and all other contracts	0.56%	0.49%	0.55%	0.55%	0.70%	0.64%	0.51%	0.70%	0.56%

1. The rate provided is for immediate annuities/bulk purchase annuities.

For Delta Lloyd, the adjustment shown is applied to immediate annuity type contracts. For participating contracts, 75% of this value is used and for all other contracts, 50% of this value is used. This methodology is consistent with QIS 5 Solvency II requirements.
      The approach to estimating the market level of liquidity premium in corporate bond assets uses the formula structure proposed by CFO/CRO Forum working party.

The formula is:
      UK/Europe:      50% of (iBoxx Corporate bond spread - 40bp)
      USA:                 60% of (iBoxx Corporate bond spread - 40bp)
      Adjustments are made where liabilities are not fully backed by assets earning a liquidity premium and for contracts that are exposed to some lapse risk.

E15 - Principal assumptions continued

(a) Economic assumptions - Deterministic calculations continued

      There has been no change to the types of contracts to which a liquidity premium is applied, apart from in Delta Lloyd, which has been restated for the move to the QIS 5 approach.

Risk premium - used for operating profit, Implied Discount Rates (IDR), Internal Rates of Return (IRR) and payback period
For life and pensions operating earnings, Aviva uses normalised investment returns. The normalised investment returns are expressed as a swap rate based on the typical duration of the assets held plus an asset risk premium. More detail is given in note E1 - Basis of Preparation.
      The use of asset risk premia only impacts operating earnings as expected returns reflect management's long-term expectations of asset returns in excess of the reference rate from investing in different asset classes. This assumption does not impact the embedded value or value of new business as asset risk premia are not recognised until earned. The asset risk premia set out in the table below are added to the ten year swap rate to calculate expected returns.

	All territories
	30 June 2011	30 June 2010	31 December 2010	31 December 2009
Equity risk premium	3.5%	3.5%	3.5%	3.5%
Property risk premium	2.0%	2.0%	2.0%	2.0%

Future returns on corporate fixed interest investments are calculated from prospective yields less an adjustment for credit risk.

Required capital and tax

	Tax rates6				Required capital (% EU minimum or equivalent)
	30 June 2011	30 June 2010	31December 2010	31 December 2009	30 June 2011	30 June 2010	31 December 2010
United Kingdom1	26.0%	28.0%	27.0%	28.0%	100%/200%	100%/110%/200%	100%/110%/200%
France	34.4%	34.4%	34.4%	34.4%	107.5%	110%	107.5%
Ireland2	12.5%	12.5%	12.5%	12.5%	174%/180%	150%	175%/250%
Italy3	32.4%	32.4%	32.4%	32.4%	115%/165%	115%/222%	111%/165%
Poland	19.0%	19.0%	19.0%	19.0%	125.5%	130%	125.5%
Spain4	30.0%	30.0%	30.0%	30.0%	130% - 134%/175%	110%/125%	130% - 134%/175%
Delta Lloyd5	n/a	25.5%	25.0%	25.5%	n/a	116%	120%
United States	35.0%	35.0%	35.0%	0.0%	325%	325%	325%

1. The required capital in the United Kingdom under MCEV is 100% for unit-linked, other non-participating business and annuity business with 200% for BPA business. In addition, the reattribution of the inherited Estate has led to additional capital being locked in to support the with-profit business, and this has been included within required capital.

2. Required capital in Ireland under MCEV is 174% for bancassurance and 180% for retail business.
3. Required capital in Italy under MCEV is 165% of the EU minimum for Eurovita and 115% for bancassurance and 130% for retail business.
4. Required capital in Spain is 175% of the EU minimum for Aviva Vida y Pensiones and 130% - 134% for bancassurance companies.
5. This capital level is the aggregate capital required for Delta Lloyd
6. Current tax legislation and rates have been assumed to continue unaltered except where changes in future tax rates have been substantively enacted as at the valuation date.

A gradual reduction in the UK corporation tax rate from 28% to 24% over 4 years was announced in the Emergency Budget of 22 June 2010. The first 1% rate reduction was enacted in the Finance (No.2) Act 2010. This was augmented in the Finance Act 2011 to include an additional 1% reduction from April 2011 which takes the rate to 26%. The effect of the 26% rate has been reflected in the Group's MCEV net assets at 30 June 2011. A further 1% rate reduction to 25%, with effect from 1 April 2012, was substantively enacted on 5 July 2011. Subsequent reductions in the rate to 23% are to be dealt with by future legislation. The benefit to the Group's MCEV net assets from the 3% reduction of the rate from 26% to 23% is estimated at approximately £170 million in total.

Other economic assumptions
Required capital relating to with-profit business is generally assumed to be covered by the surplus within the with-profit funds and no effect has been attributed to shareholders. Where the fund is insufficient, and additional shareholder support is required, this is included within required capital, including the RIEESA in the UK. Bonus rates on participating business have been set at levels consistent with the economic assumptions. The distribution of profit between policyholders and shareholders within the with-profit funds assumes that the shareholder interest in conventional with-profit business in the United Kingdom and Ireland continues at the current rate of one-ninth of the cost of bonus.

(b) Economic Assumptions - Stochastic calculations
The calculation of time value of options and guarantees allows for expected management and policyholder actions in response to varying future investment conditions. The management actions modelled include changes to asset mix, bonus rates and rates of interest and other guarantees granted to policyholders. Modelled policyholder actions are described under "Other assumptions".

E15 - Principal assumptions continued

Model - United Kingdom, Europe (excluding Delta Lloyd) and Asia Pacific
Swap rates are generated by a model, the LIBOR Market Model (LMM), that projects a full swap curve at monthly intervals. Forward rates are assumed to have a log-normal distribution which guarantees non-negative interest rates. The model is calibrated to at-the-money swaptions of a variety of terms and tenors. Swaption volatilities are taken from SuperDerivatives. Tests have been performed to ensure that sufficient scenarios have been used that the result converges to the stochastic value of the business being valued.
      The total annual return on equities is calculated as the return on one-year swaps plus an excess return. This excess return is generally modelled using a log-normal model where volatility varies by time horizon. This allows the model to capture the term structure of implied volatilities. The model is calibrated to at-the-money options of a variety of terms. For the UK, a two-dimensional model is used to capture the term structure of implied volatilities and the projected in the money position. Option volatilities are taken from Markit.
      The model also generates property total returns and real yield curves, although these are not significant asset classes for Aviva outside the UK. In the absence of liquid market data, the volatilities of these asset classes are based on historic data.
      Assumptions for correlations between asset classes have been set based on historic data.

Model - North America
Swap rates are generated by a model, the LIBOR Market Model Plus (LMM+), which projects a full swap curve at monthly intervals. Forward rates are assumed to have a distribution that lies between the log-normal and normal distributions. Although this no longer guarantees non-negative interest rates, it maintains interest rates within a more plausible range than the standard Libor Market Model, and gives a better fit to certain swaption volatility surfaces. The model is calibrated to volatilities for swaptions for 10 year swaps for a range of option terms and strike rates. Swaption volatilities are taken from SuperDerivatives. Tests have been performed to ensure that sufficient scenarios have been used that the result converges to the stochastic value of the business being valued.
      The total annual return on equities is calculated as the return on one-year swaps plus an excess return. This excess return is modelled using a log-normal model where volatility varies by time horizon. This allows the model to capture the term structure of implied volatilities. The model is calibrated to at-the-money options of a variety of terms. Option volatilities are taken from Markit.
      Assumptions for correlations between asset classes have been set based on historic data.

Model - Delta Lloyd
The interest rate model used is a short rate G2++ model. The model is calibrated to the QIS5 yield curve and the swaption implied volatilities. Swaption implied volatilities are taken from Bloomberg. The equity model is a Heston model.
      Assumptions for correlations between asset classes have been set based on historic data.

Asset classes
The significant asset classes for UK participating business are equities, property and long-term fixed rate bonds. The most significant assumptions are the distribution of future long-term interest rates (nominal and real) and swaption implied volatilities
      For many businesses, including US, France and Delta Lloyd, the most important assets are fixed rate bonds of various durations.

Summary statistics
Swaption implied volatilities
The implied volatility is that determined by Black-Scholes' formula to reproduce the market price of the option. The following table sets out the model swaption implied volatilities.

	30 June 2011 Swap length				30 June 2010 Swap length				31 December 2010 Swap length
Option length	10 years	15 years	20 years	25 years	10 years	15 years	20 years	25 years	10 years	15 years	20 years	25 years
UK sterling
10 years	13.3%	12.8%	12.5%	n/a	n/a	n/a	12.5%	n/a	15.3%	14.8%	14.3%	13.6%
15 years	13.3%	12.7%	12.3%	n/a	n/a	n/a	12.3%	n/a	14.1%	13.6%	13.1%	12.3%
20 years	13.0%	12.3%	11.8%	n/a	n/a	n/a	11.9%	n/a	13.1%	12.5%	12.0%	11.2%
25 years	13.4%	12.5%	11.6%	n/a	n/a	n/a	11.5%	n/a	12.3%	11.7%	11.2%	10.4%
Euro
10 years	16.9%	16.4%	15.9%	15.5%	18.6%	18.4%	18.1%	17.8%	21.2%	20.9%	20.6%	20.3%
15 years	15.6%	15.0%	14.5%	14.0%	18.3%	17.8%	17.3%	16.6%	20.7%	20.1%	19.5%	18.8%
20 years	14.7%	14.0%	13.4%	12.9%	17.1%	16.5%	15.9%	15.2%	19.2%	18.5%	17.8%	16.9%
25 years	13.6%	13.0%	12.4%	11.8%	16.0%	15.2%	14.5%	13.8%	17.8%	16.9%	16.1%	15.2%
US dollar
10 years	18.9%	19.0%	18.9%	18.6%	20.4%	19.5%	18.6%	18.0%	24.0%	23.6%	22.9%	22.2%
15 years	17.8%	17.6%	17.3%	16.8%	18.5%	17.5%	16.7%	16.0%	23.9%	23.1%	22.2%	21.1%
20 years	16.5%	16.1%	15.6%	15.0%	16.7%	15.8%	15.1%	14.4%	23.0%	21.9%	20.6%	19.4%
25 years	15.0%	14.5%	13.9%	13.4%	15.0%	14.2%	13.5%	12.8%	21.7%	20.4%	19.1%	17.8%
Delta Lloyd
10 years	n/a	n/a	n/a	n/a	16.4%	17.0%	17.9%	19.2%	17.8%	18.1%	18.8%	19.8%
15 years	n/a	n/a	n/a	n/a	18.2%	19.0%	19.5%	20.4%	20.5%	21.0%	21.4%	21.7%
20 years	n/a	n/a	n/a	n/a	22.1%	22.4%	22.0%	21.6%	25.2%	25.3%	24.3%	23.4%
25 years	n/a	n/a	n/a	n/a	23.7%	23.1%	21.9%	21.4%	28.5%	26.4%	24.0%	22.5%

For businesses where stochastic scenarios are calibrated before the period end, the closing embedded value has been adjusted for the subsequent change in market volatilities up to the period end.

E15 - Principal assumptions continued

Equity implied volatilities
The implied volatility is that determined by the Black-Scholes' formula to reproduce the market price of the option. The following tables set out the model equity implied volatilities.

	30 June 2011
Option length	UK	France	Italy	Ireland	Spain	US	Delta Lloyd
5 years	22.6%	22.8%	24.5%	24.3%	25.2%	24.1%	n/a
10 years	23.4%	23.9%	24.5%	24.8%	26.7%	25.0%	n/a
15 years	24.2%	24.6%	24.9%	24.9%	25.9%	25.1%	n/a

	30 June 2010
Option length	UK	France	Italy	Ireland	Spain	US	Delta Lloyd
5 years	27.8%	31.1%	30.1%	29.5%	34.1%	31.0%	27.6%
10 years	28.5%	29.4%	29.6%	28.7%	31.9%	31.2%	30.1%
15 years	29.1%	29.7%	28.2%	29.1%	30.5%	31.1%	31.7%

	31 December 2010
Option length	UK	France	Italy	Ireland	Spain	US	Delta Lloyd
5 years	24.5%	29.0%	27.5%	27.7%	32.4%	28.8%	27.2%
10 years	25.5%	28.4%	27.0%	27.6%	31.2%	29.1%	27.0%
15 years	26.4%	29.1%	26.1%	28.4%	30.2%	29.7%	26.3%

Property implied volatilities
Best estimate levels of volatility have been used in the absence of meaningful option prices from which implied levels of volatility can be derived.
      For the UK and Delta Lloyd, model property implied volatility is 15% for 30 June 2011 (30 June 2010: 15%).

Demographic assumptions
Assumed future mortality, morbidity and lapse rates have been derived from an analysis of Aviva's recent operating experience with a view to giving a best estimate of future experience. We have anticipated future changes in experience where that is appropriate,
e.g. we have allowed for improvements in future policyholder longevity.
      We have set the assumptions based on a best estimate of shareholder outcomes. In particular, where the policyholder behaviour varies with economic experience, we have set assumptions which are dynamic, i.e. vary depending on the economic assumptions.
For example, surrender and option take up rate assumptions that vary according to the investment scenario under consideration have been used in the calculation of the time value of options and guarantees, based on our assessment of likely policyholder behaviour in different investment scenarios.
      Additionally, where demographic experience is not driven by economic scenarios but is asymmetric on a stand-alone basis, the best estimate assumption considers the weighted-average expected experience, not simply the median or most likely outcome.

Expense assumptions
Management expenses and operating expenses of holding companies attributed to life and related businesses have been included in the MCEV calculations and split between expenses relating to the acquisition of new business, the maintenance of business in-force and project expenses. Future expense assumptions include an allowance for maintenance expenses and a proportion of recurring project expenses. Certain expenses of an exceptional nature, when they occur, are identified separately and are generally charged as incurred. No future productivity gains have been anticipated.
      Where subsidiary companies provide administration, investment management or other services to our life businesses, the value of profits or losses arising from these services have been included in the embedded value and value of new business.

Non-hedgeable risk
For the balance sheet and operating profit, a charge of 3.3% has been applied to the group-diversified capital required on a 1-in-200 one-year basis over the remaining lifetime of in-force business.
      The charge is set so as to give an aggregate allowance that is in excess of the expected operational risk costs arising from the in-force covered business over its remaining lifetime.
      The capital levels used are projected to be sufficient to cover non-hedgeable risks at the 99.5% confidence level one-year after the valuation date. The capital is equal to the capital from the ICA results for those risks considered. The capital has been projected as running off over the remaining life of the in-force portfolio in line with the drivers of the capital requirement.
      In addition to the operational risk allowance, financial non-hedgeable risks and other product level asymmetries have been allowed for. These allowances are not material as significant financial non-hedgeable risks and product level asymmetries are either modelled explicitly and included in the TVOG or are included in the PVFP through the use of appropriate best estimate assumptions.

E15 - Principal assumptions continued

(c) Other assumptions

Valuation of debt

Borrowings in the MCEV consolidated statement of financial position are valued on an IFRS basis, consistent with the primary financial statements. At 30 June 2011 the market value of the group's external debt, subordinated debt, preference shares including General Accident plc preference shares of £250 million (classified as non-controlling interests) and direct capital instrument was £7,104 million (30 June 2010: £6,399 million; 31 December 2010: £7,279 million).

	30 June 2011 £m	30 June 2010 £m	31 December 2010 £m
Borrowings per summarised consolidated statement of financial position - MCEV basis	8,882	14,127	14,949
Add: amount included within held for sale	-	-	-
Less: Securitised mortgage funding	(1,259)	(6,574)	(6,332)
Borrowings excluding non-recourse funding - MCEV basis	7,623	7,553	8,617
Less: Operational financing by businesses	(1,790)	(2,195)	(2,551)
External debt and subordinated debt - MCEV basis	5,833	5,358	6,066
Add: Preference shares (including General Accident plc) and direct capital instrument	1,440	1,440	1,440
External debt, subordinated debt, preference shares and direct capital instrument - MCEV basis	7,273	6,798	7,506
Effect of marking these instruments to market	(169)	(399)	(227)
Market value of external debt, subordinated debt, preference shares and direct capital instrument	7,104	6,399	7,279

Other
It has been assumed that there will be no changes to the methods and bases used to calculate the statutory technical provisions and current surrender values, except where driven by varying future investment conditions under stochastic economic scenarios.

E16 - Sensitivity analysis

(a) Economic assumptions

The following tables show the sensitivity of the embedded value and the value of new business to:
■ 10 basis point increase in the liquidity premium adjustment, where applicable;

■ one and two percentage point increase and decrease in the risk-free rate, including all consequential changes (including assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);

■ 10% increase and decrease in market values of equity and property assets;
■ 25% increase in equity and swaption volatilities;
■ 50 basis point increase and decrease in credit spreads with no change to liquidity premium; and
■ decrease in the level of required capital to 100% EU minimum (or equivalent).

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions. For example, future bonus rates are automatically adjusted to reflect sensitivity changes to future investment returns. Some of the sensitivity scenarios may have consequential effects on valuation bases, where the basis for certain blocks of business is actively updated to reflect current economic circumstances. Consequential valuation impacts on the sensitivities are allowed for where an active valuation basis is used. Where businesses have a target asset mix, the portfolio is re-balanced after a significant market movement otherwise no re-balancing is assumed.
      For new business, the sensitivities reflect the impact of a change immediately after inception of the policy.
      In general, the magnitude of the sensitivities will reflect the size of the embedded values, though this will vary as the sensitivities have different impacts on the different components of the embedded value. In addition, other factors can have a material impact, such as the nature of the options and guarantees, as well as the types of investments held.
      The credit spread sensitivities assume that the change relates to credit risk and not liquidity risk; in practice, credit spread movements may be partially offset due to changes in liquidity risk.
      Sensitivities will also vary according to the current economic assumptions, mainly due to the impact of changes to both the intrinsic cost and time value of options and guarantees. Options and guarantees are the main reason for the asymmetry of the sensitivities where the guarantee impacts to different extents under the different scenarios. This can be seen in the sensitivity of a 1%-2% movement in the interest rate for the US, where there is a significant amount of business with investment return guarantees.

Embedded value
			Interest rates
30 June 2011 Embedded value (net of tax and non-controlling interest)	As reported on page 133 £m	10bp increase in adjustment to risk-free rates £m	1% increase £m	1% decrease £m	2% increase £m	2% decrease £m
United Kingdom	6,655	155	(150)	140	(295)	290
France	3,281	5	(100)	(5)	(210)	(255)
Ireland	838	-	(30)	35	(50)	85
Italy	548	-	45	(40)	65	(80)
Poland	1,135	-	(60)	70	(115)	140
Spain	634	10	(25)	25	(55)	45
Other Europe	333	-	(10)	15	(20)	25
Aviva Europe	6,769	15	(180)	100	(385)	(40)
North America	1,426	170	(115)	15	(320)	(55)
Asia Pacific	707	-	40	(90)	50	(260)
Total	15,557	340	(405)	165	(950)	(65)

E16 - Sensitivity analysis continued

	Equity/property
		Market values
30 June 2011 Embedded value (net of tax and non-controlling interest)	As reported on page 133 £m	10% increase £m	10% decrease £m	Volatility 25% increase £m
United Kingdom	6,655	305	(365)	(180)
France	3,281	165	(180)	(120)
Ireland	838	20	(20)	-
Italy	548	15	(15)	-
Poland	1,135	10	(10)	-
Spain	634	15	(15)	(5)
Other Europe	333	5	(5)	-
Aviva Europe	6,769	230	(245)	(125)
North America	1,426	25	(20)	-
Asia Pacific	707	15	(15)	-
Total	15,557	575	(645)	(305)

			Corporate bond credit spread
30 June 2011 Embedded value (net of tax and non-controlling interest)	As reported on page 133 £m	Swaption implied volatilities 25% increase £m	50bps increase £m	50bps decrease £m	EU minimum capital or equivalent £m
United Kingdom	6,655	(15)	(720)	785	5
France	3,281	(80)	(125)	175	15
Ireland	838	-	-	-	5
Italy	548	-	-	-	5
Poland	1,135	-	-	-	5
Spain	634	-	(50)	55	5
Other Europe	333	-	-	-	-
Aviva Europe	6,769	(80)	(175)	230	35
North America	1,426	(110)	(880)	680	90
Asia Pacific	707	-	(15)	15	30
Total	15,557	(205)	(1,790)	1,710	160

New business

			Interest rates
30 June 2011 Value of new business (net of tax and non-controlling interest)	As reported on page 123 £m	10bp increase in adjustment to risk-free rates £m	1% increase £m	1% decrease £m	2% increase £m	2% decrease £m
United Kingdom	140	7	(4)	5	(7)	12
France	53	-	(3)	4	(9)	4
Ireland	1	-	-	-	1	(1)
Italy	15	-	(1)	1	(2)	1
Poland	14	-	(1)	1	(2)	3
Spain	17	-	-	-	(1)	(1)
Other Europe	11	-	(1)	1	(1)	1
Aviva Europe	111	-	(6)	7	(14)	7
North America	(55)	5	17	(23)	25	(62)
Asia Pacific	27	-	8	(15)	14	(39)
Total	223	12	15	(26)	18	(82)

E16 - Sensitivity analysis continued

	Equity/property
		Market values
30 June 2011 Value of new business (net of tax and non-controlling interest)	As reported on page 123 £m	10% increase £m	10% decrease £m	Volatility 25% increase £m
United Kingdom	140	-	-	-
France	53	3	(4)	(1)
Ireland	1	-	-	-
Italy	15	-	(1)	-
Poland	14	-	-	-
Spain	17	-	-	-
Other Europe	11	-	-	-
Aviva Europe	111	3	(5)	(1)
North America	(55)	-	-	-
Asia Pacific	27	-	-	-
Total	223	3	(5)	(1)

			Corporate bond credit spread
30 June 2011 Value of new business (net of tax and non-controlling interest)	As reported on page 123 £m	Swaption implied volatilities 25% increase £m	50bps increase £m	50bps decrease £m	EU minimum capital or equivalent £m
United Kingdom	140	-	(22)	24	-
France	53	(3)	(1)	1	1
Ireland	1	-	-	-	-
Italy	15	-	-	-	-
Poland	14	-	-	-	-
Spain	17	-	(3)	3	-
Other Europe	11	-	-	-	-
Aviva Europe	111	(3)	(4)	4	1
North America	(55)	(3)	(25)	19	6
Asia Pacific	27	-	-	-	3
Total	223	(6)	(51)	47	10

(b) Non-economic assumptions
The following tables below show the sensitivity of the embedded value and the value of new business to the following changes in non-economic assumptions:

■ 10% decrease in maintenance expenses (a 10% sensitivity on a base expense assumption of £10 pa would represent an expense assumption of £9 pa). Where there is a "look through" into service company expenses the fee charged by the service company is unchanged while the underlying expense decreases;

■ 10% decrease in lapse rates (a 10% sensitivity on a base assumption of 5% pa would represent a lapse rate of 4.5% pa); and
■ 5% decrease in both mortality and morbidity rates disclosed separately for life assurance and annuity business.

No future management actions are modelled in reaction to the changing non-economic assumptions. In each sensitivity calculation all other assumptions remain unchanged. No changes to valuation bases have been included.

E16 - Sensitivity analysis continued

Embedded value

30 June 2011 Embedded value (net of tax and non-controlling interest)	As reported on page 133 £m	10% decrease in maintenance expenses £m	10% decrease in lapse rates £m	5% decrease in mortality/ morbidity rates - life assurance £m	5% decrease in mortality/ morbidity rates -annuity business £m
United Kingdom	6,655	165	30	35	(295)
France	3,281	55	40	35	(5)
Ireland	838	20	20	5	(10)
Italy	548	15	(10)	5	-
Poland	1,135	25	50	15	-
Spain	634	5	45	15	(5)
Other Europe	333	10	20	5	-
Aviva Europe	6,769	130	165	80	(20)
North America	1,426	75	(35)	60	(15)
Asia Pacific	707	30	5	15	-
Total	15,557	400	165	190	(330)

New business

30 June 2011 Value of new business (net of tax and non-controlling interest)	As reported on page 123 £m	10% decrease in maintenance expenses £m	10% decrease in lapse rates £m	5% decrease in mortality/ morbidity rates - life assurance £m	5% decrease in mortality/ morbidity rates -annuity business £m
United Kingdom	140	4	3	1	(7)
France	53	2	4	1	-
Ireland	1	-	-	-	-
Italy	15	1	1	-	-
Poland	14	1	2	1	-
Spain	17	1	3	1	-
Other Europe	11	2	3	1	-
Aviva Europe	111	7	13	4	-
North America	(55)	3	(5)	4	-
Asia Pacific	27	3	2	1	-
Total	223	17	13	10	(7)

Statement of directors' responsibilities in respect of the Market Consistent Embedded Value (MCEV) basis

When compliance with the European Insurance CFO Forum Market Consistent Embedded Value Principles (MCEV Principles), published in October 2009, is stated, those principles require the directors to prepare supplementary information in accordance with the methodology contained in the MCEV Principles and to disclose and explain any non-compliance with the guidance included in the MCEV Principles.
      In preparing this supplementary information, the directors have done so in accordance with these MCEV Principles and have also fully complied with all the guidance included therein. Specifically, the directors have:
- determined assumptions on a realistic basis, having regard to past, current and expected future experience and to relevant external data, and then applied them consistently;
- made estimates that are reasonable and consistent; and,

-  provided additional disclosures when compliance with the specific requirements of the MCEV Principles is insufficient to enable users to understand the impact of particular transactions, other events and conditions and the Group's financial position and financial performance.

Information on the directors can be found on page 94 of Aviva plc's 2010 Annual Report and Accounts.

By order of the Board

Patrick Regan

Chief financial officer

3 August 2011

INDEPENDENT REVIEW REPORT TO THE DIRECTORS OF AVIVA PLC

Introduction

We have been engaged by the Company to review the condensed set of MCEV financial statements in the half-yearly financial report for the six months ended 30 June 2011 which comprises the Condensed Consolidated Income Statement - MCEV Basis, the Condensed Consolidated Statement of Comprehensive Income - MCEV Basis, the Condensed Consolidated Statement of Changes in Equity - MCEV Basis, the Condensed Consolidated Statement of Financial Position - MCEV Basis, the Reconciliation of Shareholders' Equity on IFRS and MCEV bases, the Reconciliation of IFRS Total Equity to MCEV Net Worth, the Group MCEV Analysis of Earnings and the related notes E1 to E16 on pages 114 to 145 ; We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of MCEV financial statements.

We have reported separately on the condensed financial statements of Aviva plc prepared on an IFRS basis for the six months ended 30 June 2011. The information contained in the condensed set of MCEV financial statements should be read in conjunction with the condensed set of financial statements prepared on an IFRS basis. This information is described within the condensed set of MCEV financial statements in the half-yearly financial report as having being reviewed.

This report is made solely to the Company in accordance with guidance contained in International Standards on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices (ISRE 2410). To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities
The condensed set of MCEV financial statements in the half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the condensed set of MCEV financial statements in the half-yearly financial report in accordance with the Basis of Preparation set out on pages 114 to 117.

Our Responsibility
Our responsibilities, as independent auditors, in relation to the condensed set of MCEV financial statements in the half-yearly financial report are set out in our engagement letter with you dated 3 August 2011. We report to you our opinion as to whether the condensed set of MCEV financial statements in the half-yearly financial report have been properly prepared, in all material respects, in accordance with the Basis of Preparation set out on pages 114 to 117.

Scope of Review
We conducted our review in accordance with ISRE 2410. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of MCEV financial statements in the half-yearly financial report for the six months ended 30 June 2011 is not prepared, in all material respects, in accordance with the Basis of Preparation set out on pages 114  to 117.

Ernst & Young LLP
London
3 August 2010

Glossary

Product definitions

Annuities
A type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person's lifetime, or deferred to commence from a future date. Immediate annuities may be purchased for an individual and his or/her dependants or on a bulk purchase basis for groups of people. Deferred annuities are accumulation contracts, which may be used to provide benefits in retirement, and may be guaranteed, unit-linked or index-linked.

Bonds and savings
These are accumulation products with single or regular premiums and unit-linked or guaranteed investment returns. Our product ranges include single premium investment bonds, regular premium savings plans and mortgage endowment products.

Critical illness cover
Critical illness cover pays out a lump sum if the insured person is diagnosed with a serious illness that meets the plan definition. The cover is often provided in conjunction with other benefits under a protection contract.

Deferred annuities
An annuity (or pension) due to be paid from a future date or when the policyholder reaches a specified age. A deferred annuity may be funded by a policyholder by payment of a series of regular contributions or by a capital sum (the latter often provided from a pension fund).

Group pensions
A pension plan that covers a group of people, which is typically purchased by a company and offered to their employees.

Guaranteed annuities
A policy that pays out a fixed regular amount of benefit for a defined period.

Income drawdown
The policyholder can transfer money from any pension fund to an income drawdown plan from which they receive an income. The remainder of the pension fund continues to be invested, giving it the potential for growth.

Index linked annuities
An index linked annuity is a type of deferred annuity whose credited interest is linked to an equity index. It guarantees a minimum interest rate and protects against a loss of principal.

Investment sales
Comprise retail sales of mutual fund type products such as unit trusts, individual savings accounts (ISAs) and Open Ended Investment Companies (OEICs).

ISAs
Individual savings accounts - Tax efficient plans for investing in stocks and shares, cash deposits or life insurance investment funds, subject to certain limits. Introduced in the UK in 1999.

Monolines
Financial companies specialising in a single line of products such as credit cards, mortgages or home equity loans.

Mortgage endowment
An insurance contract combining savings and protection elements which is designed to repay the principal of a loan or mortgage.

Mortgage life insurance
A protection contract designed to pay off the outstanding amount of a mortgage or loan in the event of death of the insured.

Non profits
Long-term savings and insurance products sold in the UK other than "With profits" (see definition below) products.

OEIC
An open ended investment company is a collective investment fund structured as a limited company in which investors can buy and sell shares.

Pensions
A means of providing income in retirement for an individual and possibly his/her dependants. Our pensions products include personal and group pensions, stakeholder pensions and income drawdown.

Personal pensions
A pension plan tailored to the individual policyholder, which includes the options to stop, start or change their payments.

Protection
An insurance contract that protects the policyholder or his/her dependants against financial loss on death or ill-health. Our product ranges include term assurance, mortgage life insurance, flexible whole life and critical illness cover.

Regular premium
A series of payments are made by the policyholder, typically monthly or annually, for part of or all of the duration of the contract.

SICAVs
Société d'investissement à capital variable (variable capital investment company). This is an open-ended investment fund, structured as a legally independent joint stock company, whose units are issued in the form of shares.

Product definitions cont.

Single premium
A single lump sum is paid by the policyholder at commencement of the contract.

Stakeholder pensions
Low cost and flexible pension plans available in the UK, governed by specific regulations.

Superannuation
Superannuation is a pension product sold in Australia where employers pay a proportion of an employee's salaries and wages into a fund, which can be accessed when the employee retires.

Takaful
Insurance products that observe the rules and regulations of Islamic law.

Term assurance
A simple form of life insurance, offering cover over a fixed number of years during which a lump sum will be paid out if the life insured dies.

Unit trusts
A form of open ended collective investment constituted under a trust deed, in which investors can buy and sell units.

Unit-linked annuities
A unit-linked annuity is a type of deferred annuity which is invested in units of investment funds, whose value depends directly on the market value of assets in those funds.

Whole life
Whole life insurance is a protection policy that remains in force for the insured's whole life. Traditional whole life contracts have fixed premium payments that typically cannot be missed without lapsing the policy. Flexible whole life contracts allow the policyholder to vary the premium and/or amount of life cover, within certain limits.

With profits
A type of long-term savings and insurance product sold in the UK. Under with profits policies premiums are paid into a separate fund. Policyholders receive a return on their policies through bonuses, which "smooth" the investment return from the assets which premiums are invested in. Bonuses are declared on an annual and terminal basis. Shareholders have a participating interest in the with-profit funds and any declared bonuses. Generally, policyholder and shareholder participation in with-profit funds in the UK is split 90:10.

Wrap investments
An account in which a broker or fund manager executes investment decisions on behalf of a client in exchange for a single quarterly or annual fee, usually based on the total assets in the account rather than the number of transactions.

General terms

Available for sale (AFS)
Securities that have been acquired neither for short-term sale nor to be held to maturity. These are shown at fair value on the statement of financial position and changes in value are taken straight to equity instead of the income statement.

Association of British Insurers (ABI)
Association of British Insurers - A major trade association for UK insurance companies, established in July 1985.

Acquired value of in force (AVIF)
An estimate of future profits that will emerge over the remaining term of all existing life and pensions policies for which premiums are being paid or have been paid at the statement of financial position date.

Bancassurance
An arrangement whereby banks and building societies sell insurance and investment products to their customers on behalf of other financial providers.

Combined Code on Corporate Governance
The Combined Code on Corporate Governance sets out guidance in the form of principles and provisions on how companies should be directed and controlled to follow good governance practice. The Financial Services Authority requires companies listed in the UK to disclose, in relation to the Combined Code, how they have applied its principles and whether they have complied with its provisions throughout the accounting year. Where the provisions have not been complied with, companies must provide an explanation for this.

Deferred acquisition costs (DAC)
The cost directly attributable to the acquisition
of new business for insurance and participating investment contracts (excluding those written in the UK) are deferred to the extent that they are expected to be recoverable out of future margins in revenue on these contracts.

Fair value
The price that a reasonable buyer would be willing to pay and a reasonable seller would be willing to accept for a product on the open market.

FSA
The UK's Financial Services Authority - Main regulatory body appointed by the government to oversee the financial services industry in the UK. Since December 2001 it has been the single statutory regulator responsible for the savings, insurance and investment business.

Funds under management
Represents all assets actively managed or administered by or on behalf of the Group including those funds managed by third parties

General terms cont.

Funds under management by Aviva
Represents all assets actively managed or administered by the fund management operations of the Group.

General insurance
Also known as non-life or property and casualty insurance. Casualty insurance primarily covers losses arising from accidents that cause injury to other people or damage property of others. Property insurance covers loss or damage through fire, theft, flood, storms and other specified risks.

Gross written premiums
The total earnings or revenue generated by sales of insurance products, before any reinsurance is taken into account. Not all premiums written will necessarily be treated as income in the current financial year, because some of them could relate to insurance cover for a subsequent period.

"Hard" insurance market
A term used to describe the state of the general insurance market. A "hard" insurance market is characterised by high levels of underwriting profits and the ability of insurers to charge high premium rates. Hard insurance markets generally occur when capital is scarce and are the opposite of "soft" insurance markets.

Independent Financial Advisers (IFAs)
A person or organisation authorised to give advice on financial matters and to sell the products of all financial service providers. In the UK they are legally obliged to offer the product that best suits their clients' needs. Outside the UK IFAs may be referred to by other names.

IFRS
International Financial Reporting Standards. These are accounting regulations designed to ensure comparable statement of financial position preparation and disclosure, and are the standards that all publicly listed companies in the European Union are required to use.

IFRS operating profit
From continuing operations on an IFRS basis, stated before tax attributable to shareholders' profits, impairment of goodwill and exceptional items. This is also referred to as adjusted operating profit

Inherited estate
In the UK, the assets of the long-term with-profit funds less the realistic reserves for non-profit policies, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

Internal rate of return
Internal Rate of Return is the rate at which the discounted value of post-tax profits expected to be earned over the life time of the new business written is equal to the total capital invested in new business.

Long-term and savings business
Collective term for life insurance, pensions, savings, investments and related business.

Market Consistent Embedded Value
Aviva's Market Consistent Embedded Value (MCEV) methodology which is in accordance with the MCEV Principles published by the
CFO Forum in June 2008 as amended in October 2009.

Net written premiums
Total gross written premiums for the given period, minus premiums paid over or "ceded" to reinsurers.

Present value of new business (PVNBP)
Present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business under Market Consistent Embedded Value (MCEV) principles published by the CFO Forum of major European listed and non-listed insurance companies.

"Soft" insurance market
A term used to describe the state of the general insurance market. A "soft" insurance market is characterised by low levels of profitability and market competition driving premium rates lower. Soft insurance markets generally occur when there is excess capital and are the opposite of "hard" insurance markets.

Turnbull Guidance on Internal Control
The Turnbull guidance sets out best practice on internal controls for UK listed companies, and provides additional guidance in applying certain sections of the Combined Code.

Market Consistent Embedded Value (MCEV) terms

Asymmetric risk
Risks that will cause shareholder profits to vary where the variation above and below the average are not equal in distribution.

CFO Forum
The CFO Forum www.cfoforum.nl is a high-level group formed by the Chief Financial Officers of major European listed and non-listed insurance companies. Its aim is to discuss issues relating to proposed new accounting regulations for their businesses and how they can create greater transparency for investors. The Forum was created in 2002, the Market Consistent Embedded Value principles were launched in June 2008. The principles are a further development of the European Embedded Value principles first launched in May 2004.

Market Consistent Embedded Value (MCEV) terms cont.

Cost of non-hedgeable risks
This is the cost of undertaking those risks for which a deep and liquid market in which to hedge that risk does not exist. This can include both financial risks and non-financial risks such as mortality, persistency and expense.

Covered business
The contracts to which the MCEV methodology has been applied.

EU solvency
The excess of assets over liabilities and the worldwide minimum solvency margins, excluding goodwill and the additional value of in-force long-term business, and excluding the surplus held in the Group's life funds. The Group solvency calculation is determined according to the UK Financial Services Authority application of EU Insurance Groups Directive rules.

Financial options and guarantees
Features of the covered business conferring potentially valuable guarantees underlying,or options to change, the level or nature of policyholder benefits and exercisable at the discretion of the policyholder, whose potential value is impacted by the behaviour of financial variables.

Free surplus
The amount of any capital and surplus allocated to, but not required to support, the in-force covered business.

Frictional costs
The additional taxation and investment costs incurred by shareholders through investing the Required Capital in the Company rather than directly.

Funds under management
Represents all assets actively managed or administered by or on behalf of the group including those funds managed by third parties.

Group MCEV
A measure of the total consolidated value of the group with covered life business included on an MCEV basis and non-covered business (including pension schemes and goodwill) included on an IFRS basis.

Gross risk-free yields
Gross of tax yields on risk-free fixed interest investments, generally swap rates under MCEV.

Implicit items
Amounts allowed by local regulators to be deducted from capital amounts when determining the EU required minimum margin.

Inherited estate
The assets of the long-term with-profit funds less the realistic reserves for non-profit policies, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

Life business
Subsidiaries selling life and pensions contracts that are classified as covered business under MCEV.

Life MCEV
The MCEV balance sheet value of covered business as at the reporting date. Excludes non-covered business including pension schemes and goodwill.

Life MCEV operating earnings
Operating earnings on the MCEV basis relating to the lines of business included in the embedded value calculations. From continuing operations and is stated before tax, impairment of goodwill and exceptional items.

Life MCEV earnings
Total earnings on the MCEV basis relating to the lines of business included in the embedded value calculations. From continuing operations.

Look-through basis
Inclusion of the capitalised value of profits and losses arising from subsidiary companies providing administration, investment management and other services to the extent that they relate to covered business.

Long-term savings
Includes life and pension sales calculated under MCEV and retail investment sales.

Market consistent
A measurement approach where economic assumptions are such that projected asset cash flows are valued consistently with current market prices for traded assets.

Net asset value per ordinary share
Net asset value divided by the number of ordinary shares in issue. Net asset value is based on equity shareholders' funds.

Net worth
The market value of the shareholders' funds and the shareholders' interest in the surplus held in the non-profit component of the long-term business funds, determined on a statutory solvency basis and adjusted to add back any non-admissible assets, and consists of the required capital and free surplus.

Market Consistent Embedded Value (MCEV) terms cont.

New business margin
New business margins are calculated as the value of new business divided by the present value of new business premiums (PVNBP), and expressed as a percentage.

Present value of new business

premiums (PVNBP)
Present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

Required capital
The amount of assets, over and above the value placed on liabilities in respect of covered business, whose distribution to shareholders is restricted.

Risk-free rate (reference rate in CFO

Forum terminology)
In stable markets, including the period from 31 December 2006 to 30 June 2007, the risk-free rate is taken as the swap curve yield.
In current markets, including the period from 1 July 2007, the risk-free rate is taken as swaps except for all contracts that contain features similar to immediate annuities and are backed by appropriate assets, including paid up group deferred annuities and all other contracts in the Netherlands, and deferred annuities and all other contracts in the US. The adjusted risk-free rate is taken as swaps plus the additional return available for products and where backing asset portfolios can be held to maturity.

Service companies
Companies providing administration or fund management services to the covered business.

Solvency cover
The excess of the regulatory value of total assets over total liabilities, divided by the regulatory value of the required minimum solvency margin.

Spread business
Contracts where a significant source of shareholder profits is the taking of credit spread risk that is not passed on to policyholders. The most significant spread business in Aviva are immediate annuities and US deferred annuities and life business.

Statutory basis
The valuation basis and approach used for reporting financial statements to local regulators.

Stochastic techniques
Techniques that incorporate the potential future variability in assumptions.
Symmetric risks
Risks that will cause shareholder profits to vary where the variation above and below the average are equal and opposite. Financial theory says that investors do not require compensation for non-market risks that are symmetrical as the risks can be diversified away by investors.

Time value and intrinsic value
A financial option or guarantee has two elements of value, the time value and intrinsic value. The intrinsic value is the discounted value of the option or guarantee at expiry, assuming that future economic conditions follow best estimate assumptions. The time value is the additional value arising from uncertainty about future economic conditions.

Value of new business
Is calculated using economic assumptions set at the start of each quarter and the same operating assumptions as those used to determine the embedded values at the end of the reporting period and is stated after the effect of any frictional costs. Unless otherwise stated, it is also quoted net of tax and minority interests.

Shareholder services

Group financial calendar for 2011

Announcement of third quarter Interim Management Statement	03 November 2011

Annual General Meeting

The voting results of the 2011 AGM, including proxy votes and votes withheld can be viewed on our website at www.aviva.com/agm. In addition you will also find the group chief executive's 2011 presentation and a webcast of the formal business of the meeting. Information relating to previous Annual General Meetings since 2002 is also available.

Dividends

Dividends on Aviva ordinary shares are normally paid in May and November; please see the table below for the 2011 interim dividend dates. Dividends paid on Aviva preference shares are normally paid in March, June, September and December; please visit www.aviva.com/preferenceshares for the latest dividend payment dates.
      Holders of the Company's ordinary and preference shares receive dividends in sterling and holders of ADRs will receive dividends in US dollars.

Ordinary shareholders - Have your dividends paid directly into your bank account
Visit www.aviva.com/dividends for further details or contact the Company's Registrar, Computershare Investors Services PLC (contact details overleaf), to obtain a dividend mandate form. For UK resident shareholders, if your shareholding is valued at £10,000 or less, you can set up a mandate instruction over the telephone.

Shareholders resident outside the UK can elect to receive dividends in a choice of over 65 international currencies through the Global Payment Service. For further details, including the fees for this service, please visit www.investorcentre.co.uk/faq and select the Dividends and Payments tab, followed by Global Payment Service.

Ordinary shares - 2011 interim dividend

Ex-dividend date	21 September 2011
Record date	23 September 2011
Last date for receipt of Scrip elections	21 October 2011
Dividend payment date*	17 November 2011

* Please note that the ADR local payment date will be approximately 5 business days after the proposed dividend date for ordinary shares.

Be on your guard - beware of fraudsters

Shareholders are advised to be very wary of any unsolicited telephone calls or correspondence offering to buy shares at a discount or offering free financial advice or company reports. If you receive any unsolicited advice:
■ Make sure you get the correct name of the person and organisation,
■ Check that they are properly authorised by the Financial Services Authority (FSA) before getting involved by visiting www.fsa.gov.uk/register/,
■ Report the matter to the FSA by calling 0845 606 1234 or visit www.fsa.gov.uk/pages/consumerinformation,
■ If the calls persist, hang up.

More detailed information on this can be found on the Money Advice Service website at www.moneyadviceservice.org.uk.

Company Registrar

Ordinary and Preference Shares

On 4 July 2011, Computershare Investors Services PLC ("Computershare") replaced Equiniti as Aviva's Registrar. Any queries regarding Aviva plc shares should be directed to Computershare using the contact details overleaf. Please quote Aviva plc, together with the name and address in which the shares are held and your Computershare Shareholder Reference Number (SRN).

How to obtain your Computershare Shareholder Reference Number (SRN)

On moving the Aviva share register from Equiniti to Computershare, each shareholder was allocated a new SRN which will be quoted on any future shareholder correspondence.
      If you are registered to receive electronic communications, you should have received your new SRN from Computershare.
      If you do not have your SRN, which you will need either to use the Computershare share dealing facility, or to use online shareholder services, you will be able to obtain your SRN by contacting Computershare by telephone on 0871 495 0105*. Computershare will send you confirmation of your SRN by post, to be received within five business days.
      If you need your SRN immediately, Computershare will be able to provide your SRN over the telephone providing you can answer some security questions and provide your Equiniti SRN.

*Please call +44 (0) 117 378 8361 if calling from outside of the UK.

Electronic Communications

Please note that shareholders registered with Shareview are no longer able to view their Aviva shareholding via the online Shareview site. Shareholders can register for online services via the Computershare Investor Centre at www.investorcentre.co.uk. This is a free and secure service that allows you to:
■ Access details of your individual Aviva shareholding quickly and securely online;
■ Change your details online;
■ Elect to receive important shareholder communications by email or in hard copy format;
■ Arrange for any dividend payments to be made directly to your bank or building society account;
■ Elect to join the Aviva Scrip Dividend Scheme; and
■ Vote online.

Online Shareholder Services Centre - www.aviva.com/shareholderservices

The online shareholder services centre has been designed to meet the specific needs of holders of Aviva ordinary shares, preference shares and ADRs, and includes features which allow you to manage your holding in Aviva easily and efficiently.

Within the online centre, you will be able to find current and historic Aviva ordinary and preference share and ADR prices, share dealing information, news, updates and, when available, presentations from Aviva's senior management. You will also be able to download an electronic copy of the Company's reports.

There is also a range of frequently asked questions on holding ordinary shares, preference shares and ADRs in Aviva, which contain practical and helpful information, including useful contact details.

Aviva share price
You can access the current share price of Aviva ordinary shares and ADRs at www.aviva.com/shareprice. If you would like to find out the price of Aviva preference shares, please visit the London Stock Exchange website at www.londonstockexchange.com.

Contact Details

Ordinary and Preference Shares
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol
BS99 6ZZ

Email: avivaSHARES@computershare.co.uk

Telephone: 0871 495 0105*

*Please call +44 (0) 117 378 8361 if calling from outside
of the UK.

ADRs

Aviva has a sponsored ADR facility administered by Citibank, NA. Any queries regarding Aviva ADRs can be directed to Citibank by post, telephone or email.

Citibank Shareholder Services
PO Box 43077
Providence,
Rhode Island
USA 02940-5000

Email: citibank@shareholders-online.com

Telephone: (00 1) 877 248 4237
(free phone for callers within the US)
+(1) 781 575 4555 (non free phone for callers outside the US)

Fax: +(1) 201 324 3284

For further information about Aviva's ADR programme,
please go to www.citi.com/dr.

Form20-F

Aviva is a foreign private issuer in the United States of America and is subject to certain reporting requirements of the Securities Exchange Commission (SEC). Aviva files its Form 20-F with the SEC, copies of which can be found at www.aviva.com/reports.

Internet sites

Aviva owns various internet sites, most of which interlink with each other:

Aviva Group
www.aviva.com
UK long-term savings and general insurance
www.aviva.co.uk
Asset management
www.avivainvestors.com
Aviva worldwide internet sites
www.aviva.com/websites

Other useful links for shareholders

Aviva shareholder services centre
www.aviva.com/shareholderservices
ADR holders
www.aviva.com/adr
Aviva preference shareholders
www.aviva.com/preferenceshares
Dividend information for ordinary shares
www.aviva.com/dividends
Annual general meeting information
www.aviva.com/agm
Aviva share price
www.aviva.com/shareprice
Register for electronic communications
www.aviva.com/ecomms

End of Part 5 of 5

End

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 04 August 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary